Exhibit 2.1

ARRANGEMENT AGREEMENT

AMONG

SAFETY SHOT, INC.

AND

YERBAÉ BRANDS CORP.

DATED AS OF JANUARY 7, 2025

- i -

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	17
1.3	Number and Gender; Derivatives	17
1.4	Date for Any Action	17
1.5	Statute and Agreement References	17
1.6	Currency	18
1.7	Accounting Matters	18
1.8	Interpretation Not Affected by Party Drafting	18
1.9	Knowledge	18
1.10	Disclosure in Writing	18
1.11	Schedules	18

ARTICLE 2 THE ARRANGEMENT		18

2.1	Arrangement	18
2.2	Safety Shot Approval	19
2.3	Yerbaé Approval	19
2.4	Interim Order	19
2.5	Safety Shot Stockholder Meeting	20
2.6	Yerbaé Shareholder Meeting	21
2.7	Safety Shot Circular	22
2.8	Yerbaé Circular	24
2.9	Final Order	25
2.10	Court Proceedings	26
2.11	U.S. Securities Law Matters	26
2.12	Effective Date	27
2.13	Closing	27
2.14	Payment and Allocation of Consideration Shares	28
2.15	Incentive Plan Matters	28
2.16	Convertible Securities	28
2.17	Indemnities and Directors’ and Officers’ Insurance	28
2.18	Withholding Taxes	29

ARTICLE 3 COVENANTS		29

3.1	Covenants of Yerbaé Regarding the Conduct of Business	29
3.2	Covenants of Safety Shot Regarding the Conduct of Business	33
3.3	Covenants of Safety Shot Regarding Blue-Sky Laws	34
3.4	Mutual Covenants Regarding the Arrangement	35
3.5	Covenants of Safety Shot	36
3.6	Covenants of Yerbaé Regarding the Arrangement	39
3.7	Mutual Covenants Regarding Regulatory Approvals	43
3.8	Covenants Regarding Provision of Information; Access	44
3.9	Privacy Matters	44
3.10	De-Listing of Yerbaé Shares	45
3.11	Control of Safety Shot’s or Yerbaé’s Operations.	45

- ii -

ARTICLE 4 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		45

4.1	Non-Solicitation	45
4.2	Notification of Acquisition Proposals	47
4.3	Responding to an Acquisition Proposal	47
4.4	Right to Match	48

ARTICLE 5 REPRESENTATIONS AND WARRANTIES		50

5.1	Representations and Warranties of Safety Shot	50
5.2	Representations and Warranties of Yerbaé	57
5.3	Survival of Representations and Warranties	74

ARTICLE 6 CONDITIONS PRECEDENT		75

6.1	Mutual Conditions Precedent	75
6.2	Additional Conditions to Obligations of Safety Shot	75
6.3	Additional Conditions to Obligations of Yerbaé	76
6.4	Notice and Effect of Failure to Comply with Conditions	77
6.5	Satisfaction of Conditions	78

ARTICLE 7 AMENDMENT		78

7.1	Amendment	78
7.2	Amendment of Plan of Arrangement	79

ARTICLE 8 TERMINATION		79

8.1	Termination	79
8.2	Expenses and Termination Fee	81

ARTICLE 9 NOTICES		84

9.1	Notices	84

ARTICLE 10 GENERAL		85

10.1	Assignment, Binding Effect and Entire Agreement	85
10.2	Public Communications	85
10.3	Mandatory Reporting Rules	86
10.4	No Liability	86
10.5	Severability	86
10.6	Further Assurances	86
10.7	Time of Essence	87
10.8	Applicable Law and Enforcement	87
10.9	Injunctive Relief	87
10.10	Waiver	87
10.11	Third Party Beneficiaries	87
10.12	Counterparts, Execution	87

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of January 7, 2025.

AMONG:

SAFETY SHOT, INC., a company existing under the laws of the State of Delaware (“Safety Shot”)

AND

YERBAÉ BRANDS CORP., a corporation existing under the laws of the Province of British Columbia (“Yerbaé”)

WHEREAS:

A.	Safety Shot proposes to acquire all of the issued and outstanding Yerbaé Shares;

B.	the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the arrangement provisions of Part 9, Division 5 of the BCBCA; and

C.	the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such transaction.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, the following defined terms have the meanings hereinafter set forth:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only Yerbaé and/or one or more of the Yerbaé Subsidiaries or between one or more of the Yerbaé Subsidiaries, any written offer or proposal from any Person or group of Persons other than Safety Shot (or any of its Affiliates or any Person acting in concert with Safety Shot or any of its Affiliates) relating to (i) any direct or indirect acquisition, purchase, sale or disposition (or any lease, joint venture, royalty, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of transactions, of (A) assets of Yerbaé (including shares of the Yerbaé Subsidiaries) and/or one or more of the Yerbaé Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Yerbaé and the Yerbaé Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of Yerbaé filed as part of the Yerbaé Public Record, or contributing 20% or more of the consolidated revenue of Yerbaé and the Yerbaé Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of Yerbaé filed as part of the Yerbaé Public Record, or (B) 20% or more of any class of voting or equity securities of Yerbaé or 20% more of any class of voting or equity securities of any one or more of any of the Yerbaé Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues, determined based upon the most recent annual audited consolidated financial statements of Yerbaé filed as part of the Yerbaé Public Record, or constitute 20% or more of the consolidated assets of Yerbaé and the Yerbaé Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of Yerbaé filed as part of the Yerbaé Public Record; (ii) any direct or indirect take-over bid, tender offer, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of Yerbaé (including securities convertible into or exercisable or exchangeable for voting or equity securities of Yerbaé) then outstanding; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving Yerbaé or of the surviving entity or the resulting direct or indirect parent of Yerbaé or the surviving entity; or (iv) any other similar transaction or series of transactions involving Yerbaé or any of the Yerbaé Subsidiaries;

“Affiliate” has the meaning ascribed thereto under the Securities Act;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular Article, Section, Schedule or other portion hereof;

“Amended and Restated Equity Incentive Plan” the amended and restated equity incentive plan of Safety Shot which shall include an initial Safety Shot Share reserve equal to no less than 10% of the fully diluted Safety Shot Shares issued and outstanding immediately following the closing of the Arrangement;

“Applicable Law” (in the context that refers to one or more Persons) means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise, and including Applicable Securities Laws), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities, as the same may be amended from time to time prior to the Effective Date;

“Applicable Securities Laws” means, collectively, and as the context may require: (a) the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder; (b) the polices and rules of the NASDAQ; (c) the polices and rules of the TSXV; and (d) U.S. Securities Laws, as the foregoing may be amended from time to time prior to the Effective Date;

“Arrangement” means an arrangement under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 7 of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Yerbaé and Safety Shot, each acting reasonably;

“Arrangement Resolution” means the special resolution to approve the Arrangement to be considered at the Yerbaé Meeting by the Yerbaé Shareholders substantially in the form attached as Schedule “A” hereto;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

“Books and Records” means the books and records of a Party and its Subsidiaries, including books of account and Tax records, whether in written or electronic form;

“Business Day” means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia, or Scottsdale, Arizona but does not in any event include a Saturday or Sunday or statutory holiday in British Columbia or Arizona;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.1(a)(vi)(A);

“Competition Act” means the Competition Act, R.S.C. 1985, c. C 34, as amended, including regulations passed under the Competition Act;

“Computer Systems” means all software, computer hardware (whether general or special purpose), electronic data processing, record keeping, or telecommunications systems, networks, interfaces, platforms, servers, peripherals, and other computer systems, including any outsourced systems and processes that are owned or used by or for a Party or its Subsidiaries in the conduct of their businesses;

“Confidentiality Agreement” means the mutual confidentiality agreement between Safety Shot and Yerbaé dated May 20, 2024;

“Consideration” means the Consideration Shares;

“Consideration Shares” means an aggregate number of Safety Shot Shares that is equal to the Yerbaé Shares outstanding immediately prior to the Effective Time, multiplied by the Exchange Ratio;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (written or oral) to which a Party is a party or by which a Party is bound or to which any of their respective assets are subject;

“Convertible Debentures” means the 6% unsecured convertible debentures in the aggregate principal amount of $3,277,000 maturing April 30, 2025, issued by Yerbaé and which are governed by the Debenture Indenture;

“Court” means the Supreme Court of British Columbia;

“Damages” means any and all claims, debts, obligations and other Liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, reasonable fees and expenses of attorneys, accountants, financial advisors, investigators, and other experts, and other reasonable expenses of litigation, arbitration or other dispute resolution procedures);

“Data Security Requirements” means, collectively, all of the following to the extent relating to the Processing of Protected Data or otherwise relating to privacy, security, or security breach notification requirements and applicable to a Party or its Subsidiaries, to the conduct of the business, or to any of the Computer Systems: (i) a Party’s or its Subsidiaries’ own rules, policies, and procedures (including all website privacy policies and internal information security procedures); (ii) all Applicable Law; (iii) industry standards applicable to the industry in which the business operates; and (iv) Contracts into which a Party or its Subsidiaries have entered or by which it is otherwise bound;

“Debenture Indenture” means the convertible debenture indenture dated April 13, 2023 between Yerbaé and Odyssey Trust Company;

“Depositary” means such Person as Safety Shot may appoint to act as depositary for the Yerbaé Shares in relation to the Arrangement, with the approval of Yerbaé, acting reasonably;

“Dissent Rights” means the rights of dissent granted in favour of registered Yerbaé Shareholders in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

“Economic Sanctions” has the meaning ascribed thereto in Section 5.1(u)(iii) and 5.2(gg)(iii);

“Effective Date” means the date the Arrangement becomes effective pursuant to the BCBCA;

“Effective Time” means the time at which the Arrangement becomes effective on the Effective Date pursuant to the BCBCA;

“Employee Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other similar or material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of a Party or any of its Subsidiaries, or such Party or its Subsidiaries’ Employees or former Employees, which are maintained by, contributed to or binding upon a Party or any of its Subsidiaries or in respect of which a Party or any of its Subsidiaries has any actual or potential liability, but excluding any statutory benefit plans that any Party is required to participate in or comply with in accordance with all Applicable Law, including the Canada Pension Plan and plans administered pursuant to applicable health, Tax, workplace safety insurance and employment insurance legislation;

“Employees” means, as applicable, all of the employees of: (a) Yerbaé or any Yerbaé Subsidiary; and (b) Safety Shot or any Safety Shot Subsidiary, as at the Effective Date;

“Environmental Law” means all Applicable Law relating to pollution or the protection or quality of the environment or to the release of hazardous substances to the environment and all Authorizations issued pursuant to such laws;

“Exchange Ratio” means 0.2918;

“Expense Reimbursement” has the meaning ascribed thereto in Section 8.2(f);

“Final Order” means the final order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, in a form acceptable to both Yerbaé and Safety Shot, each acting reasonably, as such order may be amended by the Court (with the consent of both Yerbaé and Safety Shot, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Yerbaé and Safety Shot, each acting reasonably) on appeal;

“Governmental Entity” means any: (a) national, international, multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau ministry or agency, domestic or foreign, including the Securities Authorities; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing (including any stock exchange or interdealer quotation system on which a Party’s shares are listed);

“Governmental Licenses” has the meaning specified in Section 5.2(rr);

“Incentive Plan” means the equity incentive plan of Yerbaé, in effect as at the date hereof;

“Indebtedness” means, with respect to any Person, without duplication: (a) indebtedness of such Person for borrowed money, secured or unsecured; (b) every obligation of such Person evidenced by bonds, debentures, notes, derived obligations or other similar instruments; (c) every obligation of such Person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets; (d) every capitalized or non-consolidated lease obligation of such Person; (e) every obligation of such Person under swaps (valued at the termination value thereof); and (f) every obligation of the type referred to above of any other Person, the payment of which such Person has guaranteed or for which such Person is otherwise responsible or liable;

“Intellectual Property” means collectively, all rights in or affecting intellectual or industrial property or other proprietary rights existing in any jurisdiction, including with respect to the following: (a) patents and applications therefor, and patents issuing thereon, including continuations, divisionals, continuations-in-part, reissues, reexaminations, renewals and extensions, and the right to file other or further applications and claim priority thereto; (b) trademarks, service marks, trade names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof; (c) copyrights and registrations and applications therefor, works of authorship, “moral” rights and mask work rights, writings and other works, whether copyrightable or not in any jurisdiction, and any renewals or extensions thereof; (d) domain names, uniform resource locators and social media accounts or handles, including applications and registrations thereof; (e) telephone numbers; (f) trade secrets, formulae, confidential and proprietary know-how, research records, test information, market surveys, algorithms, procedures, methods, techniques, ideas, research and development, data, specifications, confidential information, processes, inventions (whether or not patentable) and discoveries and any improvements to any of the foregoing; (g) the right to file applications and obtain registrations for any of the foregoing, as applicable; and (h) the goodwill associated with any of the foregoing;

“Interim Order” means an interim order of the Court concerning the Arrangement pursuant to the BCBCA in a form acceptable to both Yerbaé and Safety Shot, each acting reasonably, containing declarations and directions with respect to the Arrangement and the holding of the Yerbaé Meeting, as such order may be affirmed, amended or modified by the Court;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c.28 (1st Supp.), as amended, including regulations passed under the Investment Canada Act;

“Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, including those arising under any law, Contract, Permit, license or other undertaking and as a result of any act or omission;

“Lien” means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary, (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest but excluding any present or future lease that is or would have been characterized as an operating lease under US GAAP, as in effect on the date hereof);

“Matching Period” has the meaning specified in Section 4.4(a)(iv);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation”, “material change” and “material fact” have the meanings ascribed thereto under Applicable Securities Laws of Canada;

“NASDAQ” means the National Association of Securities Dealers Automated Quotations exchange;

“OFAC” has the meaning specified in Section 5.1(u)(iii);

“Optionholders” means, collectively, the holders of Yerbaé Options;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Outside Date” means July 7, 2025 or such later date as may be agreed to in writing by Safety Shot and Yerbaé;

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, covenant, approval, classification, registration or other authorization of and from any Person, including any Governmental Entity;

“Permitted Liens” means:

(a)	Liens for taxes, assessments and governmental charges, the payment of which is not yet due and payable or which are being contested in good faith by, as applicable: (i) Yerbaé or a Yerbaé Subsidiary and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by US GAAP, shall have been made therefor in the books of account of the applicable Person; and (ii) Safety Shot or a Safety Shot Subsidiary and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by US GAAP, shall have been made therefor in the books of account of the applicable Person;

(b)	Liens imposed by law, such as carrier’s, warehousemen’s, mechanic’s, materialmen’s and other similar Liens securing obligations (other than Indebtedness for borrowed money) that are not due or delinquent or that are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by US GAAP, shall have been made therefor in the books of account of the applicable Person;

(c)	Liens securing purchase money Indebtedness or of purchase money mortgages and any other Lien on equipment acquired, leased or held with a fair market value less than or equal to $100,000, on an aggregate basis at any time (including equipment held as lessee under a capital lease) in the ordinary course of business to secure the purchase price of or rental payments with respect to such equipment or to secure Indebtedness incurred for the purpose of financing the acquisition (including acquisition as lessee under capital leases), construction or improvement of any such equipment to be subject to such Liens existing on any such equipment at the time of such acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that (x) no such Lien shall extend to or cover any equipment other than the equipment being acquired, constructed or improved, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced; and (y) the principal amount of the Indebtedness secured by any such Lien, or any extension, renewal or replacement thereof, shall not exceed the greater of the fair market value or the cost of the property so held or acquired;

(d)	deposits and pledges of cash or securities securing (i) the performance of bids, tenders, leases, contracts (other than for the payment of money) or statutory obligations that arise in the ordinary course of business or (ii) obligations on surety or appeal or performance bonds, including those to support or secure reclamation in accordance with Applicable Law that are incurred or arise in the ordinary course of business or (iii) obligations incurred in the ordinary course of business that do not involve the incurrence of Indebtedness and, in each case, only to the extent such deposits or pledges secure obligations that are not past due or that are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by US GAAP, shall have been made therefor in the books of account of the applicable Person;

(e)	pledges, deposits and Liens in connection with workers’ compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by law;

(f)	rights of set-off or bankers’ Liens upon deposits of cash or broker’s Liens upon securities in favour of financial institutions, banks or other depositary institutions;

(g)	survey exceptions, title defects, easements, zoning restrictions and similar encumbrances on real property and minor irregularities in the title thereto that do not (i) secure obligations for the payment of money; or (ii) materially adversely impair the value of such property or its use by Yerbaé or any Yerbaé Subsidiary in the normal conduct of their business;

(h)	Liens given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of Yerbaé or any Yerbaé Subsidiary;

(i)	with respect to Liens set forth in subsection (c), replacement liens in respect of any refinancing or the replacement of the underlying Indebtedness provided such refinancing or replacement does not increase the then-outstanding principal balance of such Indebtedness being refinanced or replaced;

(j)	Liens which could not be reasonably expected to cause a Yerbaé Material Adverse Effect or Safety Shot Material Adverse Effect, arising or potentially arising under statutory provisions (other than Environmental Laws) which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which, although filed or registered, relate to obligations that are not due or delinquent or that are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by US GAAP, shall have been made therefor in the books of account of the applicable Person;

(k)	the right reserved to or vested in any government or Governmental Entity by any statutory provision or by the terms of any lease, production sharing contract, licence, franchise, grant or permit of, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof; and

(l)	Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, limited liability company, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Personal Information” means any data that identifies, relates to, describes, is reasonable capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, including any data that constitutes personal information, personally-identifiable information, or personal data under any agreement, law or privacy policy applicable to a Party or its Subsidiaries;

“Plan of Arrangement” means the plan of arrangement set forth in Schedule “B” to this Agreement, as such plan of arrangement may be amended or supplemented from time to time in accordance with the terms thereof and hereof;

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

“Process” means the access, creation, collection, use, storage, maintenance, processing, recording, sharing, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium);

“Protected Data” means Personal Information, data subject to the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time, and all data and information for which a Party or its Subsidiaries are required by law, rules, regulation, agreement, or privacy policy to safeguard and/or keep confidential or private;

“Recipient” has the meaning ascribed thereto in Section 3.9(a);

“Registration Statement” has the meaning ascribed thereto in Section 2.11(j);

“Regulatory Approvals” means, collectively, the following: (a) acceptance of the NASDAQ; (b) the approval of the TSXV; (c) the Final Order; and (d) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under any Applicable Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the Plan of Arrangement except for those sanctions, rulings, consents, orders, exemptions, permits and other approvals, the failure of which to obtain individually or in the aggregate, would not reasonably be expected to have a Safety Shot Material Adverse Effect, taken as a whole, or a Yerbaé Material Adverse Effect, taken as a whole (either before or after giving effect to the Arrangement) or would not materially impede or delay the completion of the Arrangement;

“Representatives” means, with respect to any Person and its Subsidiaries, collectively, the officers, directors, employees, consultants, advisors (including financial advisors and legal counsel), representatives, agents or other parties acting on its behalf;

“Safety Shot” means Safety Shot, Inc., a company existing under the laws of the State of Delaware;

“Safety Shot Board” means the board of directors of Safety Shot as it may be comprised from time to time, including any duly constituted and acting committee thereof;

“Safety Shot Change in Recommendation” has the meaning set forth in Section 3.5(k).

“Safety Shot Circular” means the notice of the Safety Shot Meeting and accompanying Safety Shot Proxy Statement of Safety Shot, together with all appendices, schedules and exhibits thereto, to be sent by Safety Shot to the Safety Shot Stockholders in connection with the Safety Shot Meeting, as amended, supplemented or otherwise modified, which shall be a joint circular with the Yerbaé Circular unless the Parties otherwise agree;

“Safety Shot Circular Disclosure” means all information regarding Safety Shot provided by Safety Shot for inclusion in the Yerbaé Circular;

“Safety Shot Disclosure Letter” means the disclosure letter dated as of the date hereof from Safety Shot to Yerbaé;

“Safety Shot Fairness Opinion” means the opinion of Newbridge Securities Corporation to the effect that, as of the date of such opinion, the Consideration being offered by Safety Shot to the Yerbaé Shareholders pursuant to the Arrangement is fair from a financial point of view to the Safety Shot Stockholders;

“Safety Shot Financial Statements” has the meaning ascribed thereto in Section 5.1(l)(i);

“Safety Shot Information” means the information contained in the files, reports, data, documents, agreements and other information relating to Safety Shot and each Safety Shot Subsidiary, as provided by Safety Shot or its Representatives to Yerbaé or its Representatives in connection with the transactions contemplated hereby, in writing, including information contained in data rooms or provided in electronic form;

“Safety Shot Material Adverse Change” or “Safety Shot Material Adverse Effect” means any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, capital, property, assets, Liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Safety Shot and the Safety Shot Subsidiaries taken as a whole, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development generally affecting the industries in which Safety Shot and the Safety Shot Subsidiaries operate;

(b)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)	any change in general economic, business or regulatory conditions or in global financial, credit, currency or securities markets in Canada or the United States;

(d)	any adoption, proposed implementation or change in Applicable Law or any interpretation thereof by any Governmental Entity;

(e)	any change in U.S. GAAP or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(f)	changes or developments in or relating to currency exchange or interest rates;

(g)	the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the transactions contemplated herein;

(h)	actions or inactions expressly required by this Agreement or that are taken with the prior written consent of Yerbaé;

(i)	any change in the market price or trading volume of any securities of Safety Shot (it being understood, without limiting the applicability of subsections (a) through (h), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Safety Shot Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of Safety Shot trade; or

(j)	the failure, in and of itself, of Safety Shot to meet any internal or public projections, forecasts or estimates of revenues, earnings or other financial operating metrics before, on or after the date of this Agreement (it being understood, without limiting the applicability of subsections (a) through (h), that the causes underlying such failure may be taken into account in determining whether a Safety Shot Material Adverse Effect has occurred), provided, however, that any such event, change, occurrence, effect or state of facts referred to in subsections (a) to and including (f) above does not primarily relate only to (or have the effect of primarily relating only to) Safety Shot and the Safety Shot Subsidiaries taken as a whole, or materially disproportionately affect Safety Shot and the Safety Shot Subsidiaries, taken as a whole, compared to other companies operating in the business or industries in which Safety Shot and the Safety Shot Subsidiaries operate; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Safety Shot Material Adverse Effect has occurred. Notwithstanding any other provision of this definition, no action of any kind taken by a Governmental Entity, nor the commencement by a Governmental Entity of any Proceeding seeking a law or Order which would have the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement, will, in any such case, constitute a Safety Shot Material Adverse Effect;

“Safety Shot Meeting” means the special meeting of the Safety Shot Stockholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement to consider, among other matters, the Safety Shot Stockholder Matters;

“Safety Shot Proxy Statement” shall mean the proxy or information statement of Safety Shot to be filed with the SEC pursuant to Section 14(a) of the U.S. Exchange Act, in connection with the submission of the Safety Shot Stockholder Matters to the Safety Shot Stockholders, which shall be a joint proxy statement with the Yerbaé Proxy Statement unless the Parties otherwise agree;

“Safety Shot Public Record” means all information filed by Safety Shot with the U.S. Securities and Exchange Commission and made available to the public on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system;

“Safety Shot Recommendation” has the meaning set forth in Section 3.5(k);

“Safety Shot Shares” means the shares of common stock in the authorized share capital of Safety Shot;

“Safety Shot Stockholder Approval” shall mean the approval of the Safety Shot Stockholder Matters by the Safety Shot Stockholders;

“Safety Shot Stockholders” means the holders of Safety Shot Shares;

“Safety Shot Stockholder Matters” means the approval and adoption of the Amended and Restated Equity Incentive Plan and the issuance of the Consideration Shares, by the Safety Shot Stockholders and such other matters as are required for the completion of the Arrangement in accordance with Applicable Laws;

“Safety Shot Subsidiaries” means, collectively, Jupiter Wellness Investments, Inc. and Caring Brands, Inc., and “Safety Shot Subsidiary” means any one of them;

“Sanctioned Person” has the meaning specified in Section 5.1(u)(iii);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia), as amended, and the rules, regulations and published policies made thereunder;

“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada and the U.S. Securities Authorities;

“Significant Shareholder” has the meaning ascribed thereto in Section 5.2(i);

“Subsidiary” has the meaning ascribed thereto in the Securities Act, which for certainty shall include any indirect subsidiaries and, for certainty, (a) with respect to Safety Shot, includes the Safety Shot Subsidiaries, and (b) with respect to Yerbaé, includes the Yerbaé Subsidiaries;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal to acquire not less than all of the outstanding Yerbaé Shares (other than Yerbaé Shares held by the Persons or group of Persons making such Acquisition Proposal) or all or substantially all of the assets of Yerbaé on a consolidated basis that:

(a)	was not initiated, solicited, knowingly encouraged or knowingly facilitated by Yerbaé or any of the Yerbaé Subsidiaries or any of their respective Representatives;

(b)	did not result from or involve a breach of Article 4;

(c)	is not subject to any financing contingency, and in respect of which it has been demonstrated to the satisfaction of the Yerbaé Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(d)	is not subject to a due diligence or access to information condition; and

(e)	in respect of which the Yerbaé Board (or any relevant committee thereof) determines, in its good faith judgment, after consulting with its outside legal counsel and financial advisors: (i) is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal; and (ii) would, if consummated in accordance with its terms but without assuming away the risk of non-completion, result in a transaction which is more favorable, from a financial point of view, to the Yerbaé Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Safety Shot pursuant to Section 4.4(b) hereof);

“Superior Proposal Notice” has the meaning specified in Section 4.4(a)(iii);

“Tax” or “Taxes” means any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or other basis, which taxes will include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales and use taxes (including goods and services and provincial sales taxes), value added taxes, excise taxes, fuel taxes, franchise taxes, gross receipts taxes, carbon taxes, capital taxes, production taxes, recapture, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder;

“Tax Returns” means all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including any attached schedules, estimated tax returns, withholding tax returns, and information returns and reports);

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax (domestic or foreign);

“Termination Fee” has the meaning ascribed thereto in Section 8.2(b);

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(b);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.11;

“Transaction Expenses” means all legal, advisory, accounting fees and expenses of Yerbaé arising as a result of the Arrangement that are incurred prior to, and remain unpaid as of, the Effective Time;

“Transaction Personal Information” has the meaning ascribed thereto in Section 3.9(a);

“Transferor” has the meaning ascribed thereto in Section 3.9(a);

“TSXV” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. GAAP” means generally accepted accounting principles in the United States of America in effect from time to time;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Authorities” means, collectively, the SEC and securities regulatory authorities in each of the states, territories and possessions of the United States and the District of Columbia;

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act and applicable state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

“Yerbaé” means Yerbaé Brands Corp., a corporation existing under the BCBCA, and where the context permits includes the Yerbaé Subsidiaries;

“Yerbaé Board” means the board of directors of Yerbaé as it may be comprised from time to time, including any duly constituted and acting committee thereof;

“Yerbaé Board Recommendation” has the meaning ascribed thereto in Section 2.8(c);

“Yerbaé Circular” means the notice of the Yerbaé Meeting and accompanying Yerbaé Proxy Statement, together with all appendices, schedules and exhibits thereto, to be sent by Yerbaé to the Yerbaé Shareholders in connection with the Yerbaé Meeting, as amended, supplemented or otherwise modified, which shall be a joint circular with the Safety Shot Circular unless the Parties otherwise agree;

“Yerbaé Circular Disclosure” means all information regarding Yerbaé provided by Yerbaé for inclusion in the Safety Shot Circular;

“Yerbaé Disclosure Letter” means the disclosure letter dated as of the date hereof from Yerbaé to Safety Shot;

“Yerbaé Fairness Opinion” means the opinion of Evans & Evans, Inc. to the effect that, as of the date of such opinion, the Consideration to be received by the Yerbaé Shareholders is fair, from a financial point of view, to such Yerbaé Shareholders;

“Yerbaé Financial Statements” means, collectively: (i) the audited consolidated financial statements of the Yerbaé as at and for the years ended December 31, 2023 and 2022, together with the related auditors’ report on and notes to such financial statements; and (ii) the unaudited condensed consolidated interim financial statements of Yerbaé for the three (3) and nine (9) month period ended September 30, 2024 and 2023, together with the notes to such financial statements;

“Yerbaé Information” means the information contained in the files, reports, data, documents, agreements and other information relating to Yerbaé and each Yerbaé Subsidiary, as provided by Yerbaé or its Representatives to Safety Shot or its Representatives in connection with the transactions contemplated hereby, in writing, including information contained in data rooms or provided in electronic form;

“Yerbaé Intellectual Property Rights” has the meaning ascribed thereto in Section 5.2(t)(iii);

“Yerbaé Interested Shareholders” means, collectively, the Yerbaé Shareholders whose votes are required to be excluded from the minority approval vote under Part 8 of MI 61-101 with respect to the Arrangement Resolution;

“Yerbaé Material Adverse Change” or “Yerbaé Material Adverse Effect” means any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, capital, property, assets, Liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Yerbaé and the Yerbaé Subsidiaries taken as a whole, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development generally affecting the industries in which Yerbaé and the Yerbaé Subsidiaries operate;

(b)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)	any change in general economic, business or regulatory conditions or in global financial, credit, currency or securities markets in Canada or the United States;

(d)	any adoption, proposed implementation or change in Applicable Law or any interpretation thereof by any Governmental Entity;

(e)	any change in U.S. GAAP or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(f)	changes or developments in or relating to currency exchange or interest rates;

(g)	the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the transactions contemplated herein;

(h)	actions or inactions expressly required by this Agreement or that are taken with the prior written consent of Safety Shot;

(i)	any change in the market price or trading volume of any securities of Yerbaé (it being understood, without limiting the applicability of subsections (a) through (h), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Yerbaé Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of Yerbaé trade; or

(j)	the failure, in and of itself, of Yerbaé to meet any internal or public projections, forecasts or estimates of revenues, earnings or other financial operating metrics before, on or after the date of this Agreement (it being understood, without limiting the applicability of subsections (a) through (i), that the causes underlying such failure may be taken into account in determining whether a Yerbaé Material Adverse Effect has occurred), provided, however, that any such event, change, occurrence, effect or state of facts referred to in subsections (a) to and including (f) above does not primarily relate only to (or have the effect of primarily relating only to) Yerbaé and the Yerbaé Subsidiaries taken as a whole, or materially disproportionately affect Yerbaé and the Yerbaé Subsidiaries, taken as a whole, compared to other companies operating in the business or industries in which Yerbaé and the Yerbaé Subsidiaries operate; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Yerbaé Material Adverse Effect has occurred. Notwithstanding any other provision of this definition, no action of any kind taken by a Governmental Entity, nor the commencement by a Governmental Entity of any Proceeding seeking a law or Order which would have the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement, will, in any such case, constitute a Yerbaé Material Adverse Effect;

“Yerbaé Material Contract” means in respect of Yerbaé or any of the Yerbaé Subsidiaries, any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Yerbaé Material Adverse Effect;

(b)	under which Yerbaé or any of the Yerbaé Subsidiaries has directly or indirectly guaranteed any Liabilities or obligations of a third party in excess of $100,000 in the aggregate;

(c)	that is a lease, sublease, license or right of way or occupancy agreement for real property which is material to the business of Yerbaé and the Yerbaé Subsidiaries, taken as a whole;

(d)	that provides of the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of Yerbaé or any of the Yerbaé Subsidiaries exceeds book value of $100,000;

(e)	relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $100,000;

(f)	under which Yerbaé or any of the Yerbaé Subsidiaries is obligated to make or expects to receive payments in excess of $100,000 over the remaining term of the contract;

(g)	that limits or restricts Yerbaé or any of its Affiliates from engaging in any line of business or in any geographic area; or

(h)	that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union;

“Yerbaé Meeting” means the special meeting of the Yerbaé Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the Interim Order to consider, among other matters, the Arrangement Resolution;

“Yerbaé Options” means the outstanding and unexpired stock options of Yerbaé, whether or not vested, to acquire Yerbaé Shares from treasury pursuant to the Incentive Plan;

“Yerbaé Owned Properties” has the meaning ascribed thereto in Section 5.2(r)(i);

“Yerbaé Proxy Statement” shall mean the proxy or information statement of Yerbaé to be filed with the SEC pursuant to Section 14(a) of the U.S. Exchange Act and, if applicable, the information circular to be filed on SEDAR+ pursuant Applicable Securities Laws, in connection with the Yerbaé Meeting, which shall be a joint proxy statement with the Safety Shot Proxy Statement unless the Parties otherwise agree.

“Yerbaé PSUs” means any outstanding performance share units of Yerbaé issued pursuant to the Incentive Plan or otherwise;

“Yerbaé Public Record” means all documents filed by or on behalf of Yerbaé on SEDAR+ under Yerbaé’s profile;

“Yerbaé Registered IP” has the meaning ascribed thereto in Section 5.2(t)(iii);

“Yerbaé RSUs” means any outstanding restricted share units of Yerbaé issued pursuant to the Incentive Plan or otherwise;

“Yerbaé Securities” means, collectively, the Yerbaé Shares, Yerbaé Options, Yerbaé RSUs, Yerbaé PSUs, Yerbaé Warrants and Convertible Debentures;

“Yerbaé Shareholder Approval” shall mean the approval of the Arrangement Resolution by the Yerbaé Shareholders;

“Yerbaé Shareholder Support Agreements” means the voting support agreements, in a form acceptable to Safety Shot (acting reasonably), to be entered into between Safety Shot and the Yerbaé Supporting Securityholders, in their capacity as holders of Yerbaé Securities;

“Yerbaé Shareholders” means the holders of Yerbaé Shares;

“Yerbaé Shares” means the common shares in the authorized capital of Yerbaé;

“Yerbaé Subsidiaries” means, together, Yerbaé Brands Co. and Yerbaé LLC and “Yerbaé Subsidiary” means either one of them;

“Yerbaé Supporting Securityholders” means certain directors, officers and Employees of Yerbaé, including, without limitation, Todd Gibson, Karrie Gibson and certain other holders of Yerbaé Shares representing not less than 40.1% of the issued and outstanding Yerbaé Shares, that enter into Yerbaé Shareholder Support Agreements; and

“Yerbaé Warrants” means all outstanding and unexpired warrants to acquire Yerbaé Shares.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, subsections and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “subsections” followed by a number and/or a letter refer to the specified Article, Section or subsections of this Agreement.

1.3	Number and Gender; Derivatives

Unless the context otherwise requires, in this Agreement, words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. If a word is defined in this Agreement a grammatical derivative of that word will have a corresponding meaning. The words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Statute and Agreement References

Any reference in this Agreement to any statute or any Section thereof will, unless otherwise expressly stated, be deemed to be a reference to such statute or Section as amended, restated or re-enacted from time to time. References to any agreement or document will be to such agreement or document (together with all appendices, schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time.

1.6	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of the United States unless otherwise noted.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature required to be made shall be made in accordance with U.S. GAAP consistently applied.

1.8	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.9	Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of a Party, it is deemed to refer to the actual knowledge of the Executive Officers of Safety Shot or Yerbaé, as the case may be, after reasonable inquiry. For purposes of this Section 1.9, “Executive Officers” (a) in the case of Safety Shot, means Jarrett Boon, Danielle De Rosa and David Sandler; and (b) in the case of Yerbaé, means Todd Gibson and Karrie Gibson.

1.10	Disclosure in Writing

References herein to disclosure in writing shall, (a) in the case of disclosure to Safety Shot be references exclusively to the Yerbaé Disclosure Letter or this Agreement, and (b) in the case of disclosure to Yerbaé be references exclusively to the Safety Shot Disclosure Letter or this Agreement.

1.11	Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

Schedule “A” – Arrangement Resolution

Schedule “B” – Plan of Arrangement

Article 2
THE ARRANGEMENT

2.1	Arrangement

Yerbaé and Safety Shot agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement. In the event of any conflict between the terms of this Agreement and the Plan of Arrangement, the Plan of Arrangement shall govern.

2.2	Safety Shot Approval

Safety Shot represents and warrants to Yerbaé that the Safety Shot Board has unanimously:

(a)	determined that the Arrangement, the Plan of Arrangement, this Agreement and the other transactions contemplated by this Agreement, including the issuance of the Consideration Shares, are fair to and in the best interests of Safety Shot and the Safety Shot Stockholders;

(b)	approved and declared advisable the Arrangement, the Plan of Arrangement, this Agreement and the other transactions contemplated by this Agreement, including the issuance of the Consideration Shares; and

(c)	directed that the Arrangement be submitted to the Safety Shot Stockholders and recommended the approval of the issuance of the Consideration Shares, by the Safety Shot Stockholders.

2.3	Yerbaé Approval

Yerbaé represents and warrants to Safety Shot that the Yerbaé Board has unanimously determined that:

(a)	the Arrangement is fair to the Yerbaé Shareholders from a financial point of view;

(b)	the Arrangement and entry into this Agreement are, as of the date of this Agreement, in the best interests of Yerbaé; and

(c)	subject to Section 4.4(a), it will unanimously recommend that the Yerbaé Shareholders vote in favour of the Arrangement Resolution.

2.4	Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event no later than April 13, 2025, Yerbaé shall apply to the Court in a manner acceptable to Safety Shot, acting reasonably, pursuant to the BCBCA and prepare, file and diligently pursue an application to the Court of the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Yerbaé Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be (i) not less than 66 2/3% of the votes cast on the Arrangement Resolution by Yerbaé Shareholders entitled to vote and present in person or by proxy at the Yerbaé Meeting voting together as a single class; (ii) if required under Applicable Law, a majority of the votes cast on the Arrangement Resolution by Yerbaé Shareholders (other than Yerbaé Interested Shareholders for the purpose of such vote) entitled to vote and present in person or represented by proxy at the Yerbaé Meeting, voting in accordance with Part 8 of MI 61-101; and (iii) any other shareholder approvals required by the TSXV;

(c)	that it is the intention of Safety Shot to rely upon Section 3(a)(10) of the U.S. Securities Act in connection with the offer and sale of Consideration Shares, in accordance with the Arrangement, based on the Court’s approval of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the fairness of the Arrangement;

(d)	that the Yerbaé Meeting may be adjourned or postponed from time to time by the Yerbaé Board subject to the terms of this Agreement without the need for additional approval of the Court;

(e)	that the record date for Yerbaé Shareholders entitled to notice of and to vote at the Yerbaé Meeting will not change in respect of any adjournment(s) or postponements of the Yerbaé Meeting;

(f)	that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of Yerbaé, including quorum requirements and other matters, shall apply in respect of the Yerbaé Meeting;

(g)	for the grant of the Dissent Rights to registered holders of Yerbaé Shares as set forth in the Plan of Arrangement;

(h)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(i)	for such other matters as Safety Shot may reasonably require, subject to obtaining the prior consent of Yerbaé, such consent not to be unreasonably withheld, conditioned or delayed.

2.5	Safety Shot Stockholder Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, Safety Shot shall:

(a)	convene and conduct the Safety Shot Meeting in accordance with its constating documents and Applicable Law, as soon as reasonably practicable, and in any event on or before May 20, 2025;

(b)	in consultation with Yerbaé, fix and publish a record date for the purposes of determining Safety Shot Stockholders entitled to receive notice of and vote at the Safety Shot Meeting and give notice to Yerbaé of the Safety Shot Meeting;

(c)	allow Yerbaé’s Representatives and counsel to attend the Safety Shot Meeting;

(d)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Safety Shot Meeting without Yerbaé’s prior written consent (such consent not be unreasonably withheld, conditioned or delayed), except:

(i)	as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Applicable Law or by a Governmental Entity (including to comply with any comments made by the SEC with respect to the Safety Shot Proxy Statement) or by valid Safety Shot Stockholder action (which action is not solicited or proposed by Safety Shot or the Safety Shot Board); or

(ii)	as otherwise expressly permitted under this Agreement;

(e)	provide Yerbaé with copies of or access to information regarding the Safety Shot Meeting, as requested from time to time by Yerbaé, generated by any dealer or proxy solicitation firm engaged by Safety Shot;

(f)	use commercially reasonable efforts to solicit proxies in favour of the Safety Shot Stockholder Matters;

(g)	promptly advise Yerbaé, at such times as Yerbaé may reasonably request, as to the aggregate tally of the proxies received by Safety Shot in respect of the Safety Shot Stockholder Matters;

(h)	unless otherwise agreed to in writing by Yerbaé or this Agreement is terminated in accordance with its terms or except as required by Applicable Law or by a Governmental Entity, Safety Shot shall continue to take all steps reasonably necessary to hold the Safety Shot Meeting and to cause the Safety Shot Stockholder Matters to be voted on at such meeting and shall not propose to adjourn or postpone the Yerbaé Meeting other than as contemplated by Section 2.5(d); and

(i)	not change the record date for the Safety Shot Stockholder entitled to vote at the Safety Shot Meeting in connection with any adjournment or postponement of the Safety Shot Meeting unless required by Applicable Law or by a Governmental Entity (including to comply with any comments made by the Securities Authorities with respect to the Yerbaé Proxy Statement) or with the written consent of Yerbaé, such consent not to be unreasonably withheld, conditioned or delayed.

2.6	Yerbaé Shareholder Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, Yerbaé shall:

(a)	convene and conduct the Yerbaé Meeting in accordance with its constating documents, the Interim Order and Applicable Law, as soon as reasonably practicable, and in any event on or before May 20, 2025;

(b)	in consultation with Safety Shot, fix and publish a record date for the purposes of determining Yerbaé Shareholders entitled to receive notice of and vote at the Yerbaé Meeting and give notice to Safety Shot of the Yerbaé Meeting;

(c)	allow Safety Shot’s Representatives and counsel to attend the Yerbaé Meeting;

(d)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Yerbaé Meeting without Safety Shot’s prior written consent (such consent not be unreasonably withheld, conditioned or delayed), except:

(i)	as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Applicable Law or by a Governmental Entity (including to comply with any comments made by the Securities Authorities or the TSXV with respect to the Yerbaé Proxy Statement) or by valid Yerbaé Shareholder action (which action is not solicited or proposed by Yerbaé or the Yerbaé Board); or

(ii)	as otherwise expressly permitted under this Agreement;

(e)	provide Safety Shot with copies of or access to information regarding the Yerbaé Meeting, as requested from time to time by Safety Shot, generated by any dealer or proxy solicitation firm engaged by Yerbaé;

(f)	use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution;

(g)	promptly advise Safety Shot, at such times as Safety Shot may reasonably request, as to the aggregate tally of the proxies received by Yerbaé in respect of the Arrangement Resolution;

(h)	promptly advise Safety Shot of any written communication from any Yerbaé Shareholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of Yerbaé to any Yerbaé Shareholder exercising or purporting to exercise Dissent Rights;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Safety Shot;

(j)	notwithstanding the receipt of an Acquisition Proposal or a Change in Recommendation, unless otherwise agreed to in writing by Safety Shot or this Agreement is terminated in accordance with its terms or except as required by Applicable Law or by a Governmental Entity, Yerbaé shall continue to take all steps reasonably necessary to hold the Yerbaé Meeting and to cause the Arrangement Resolution to be voted on at such meeting and shall not propose to adjourn or postpone the Yerbaé Meeting other than as contemplated by Section 2.6(d); and

(k)	not change the record date for the Yerbaé Shareholders entitled to vote at the Yerbaé Meeting in connection with any adjournment or postponement of the Yerbaé Meeting unless required by Applicable Law or by a Governmental Entity (including to comply with any comments made by the Securities Authorities with respect to the Yerbaé Proxy Statement) or with the written consent of Safety Shot, such consent not to be unreasonably withheld, conditioned or delayed.

2.7	Safety Shot Circular

(a)	Safety Shot shall as soon as reasonably practicable following the date of this Agreement (but taking into account the need for Yerbaé to provide the Yerbaé Circular Disclosure) prepare and complete, in consultation with Yerbaé, the Safety Shot Circular together with any other documents required by Applicable Law in connection with the Safety Shot Meeting and the Safety Shot Stockholder Matters, including obtaining the Safety Shot Fairness Opinion for inclusion in the Safety Shot Circular, and Safety Shot shall, after receipt of Yerbaé of the Interim Order, cause the Safety Shot Circular and such other documents to be sent to each Safety Shot Stockholder (if applicable) and any other Person as required by Applicable Law, in each case so as to permit the Safety Shot Meeting to be held by the date specified in Section 2.5(a).

(b)	On the date of mailing or delivery thereof, Safety Shot shall ensure that the Safety Shot Circular complies in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Safety Shot Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading (except that Safety Shot shall not be responsible for the accuracy of any Yerbaé Circular Disclosure).

(c)	The Safety Shot Circular shall contain (i) to the extent required by Applicable Law, a summary and copy of the Safety Shot Fairness Opinion and (ii) a statement that the Safety Shot Board has received the Safety Shot Fairness Opinion and has, after evaluation in consultation with Safety Shot’s management and legal and financial advisors and considering a number of factors, unanimously recommended to Safety Shot Stockholders that they vote in favour of the Safety Shot Stockholder Matters.

(d)	Yerbaé shall provide to Safety Shot in writing the Yerbaé Circular Disclosure to be included by Safety Shot in the Safety Shot Circular not less than ten (10) Business Days before the mailing date of the Safety Shot Circular and shall ensure that at the time of the mailing, such information does not contain any misrepresentation and complies in all material respects with Applicable Law.

(e)	Yerbaé hereby indemnifies and saves harmless Safety Shot, the Safety Shot Subsidiaries and their respective Representatives from and against any and all Liabilities, claims, demands, losses, costs, Damages and expenses to which Safety Shot, any Safety Shot Subsidiary or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in the Yerbaé Circular Disclosure included in the Safety Shot Circular that was provided by Yerbaé in writing for inclusion in the Safety Shot Circular pursuant to Section (d), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a misrepresentation or alleged misrepresentation.

(f)	Yerbaé and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Safety Shot Circular and related documents prior to the Safety Shot Circular being printed and mailed to the Safety Shot Stockholders, and reasonable consideration shall be given to any comments made by Yerbaé and its legal counsel, provided that all information relating solely to Yerbaé and its Affiliates included in the Safety Shot Circular shall be in form and content approved in writing by Yerbaé, acting reasonably. Safety Shot shall provide Yerbaé with final copies of the Safety Shot Circular prior to the mailing to Safety Shot Stockholders.

(g)	Each Party shall promptly notify the other Party if it becomes aware that the Safety Shot Circular contains a misrepresentation or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Safety Shot Circular as required or appropriate and Safety Shot shall promptly mail or otherwise publicly disseminate (if required under Applicable Law) any amendment or supplement to the Safety Shot Circular to the Safety Shot Stockholders.

2.8	Yerbaé Circular

(a)	Yerbaé shall as soon as reasonably practicable following the date of this Agreement (but taking into account the need for Safety Shot to provide the Safety Shot Circular Disclosure) prepare and complete, in consultation with Safety Shot, the Yerbaé Circular together with any other documents required by Applicable Law in connection with the Yerbaé Meeting and the Arrangement, including obtaining the Yerbaé Fairness Opinion for inclusion in the Yerbaé Circular, and Yerbaé shall, after obtaining the Interim Order, cause the Yerbaé Circular and such other documents to be sent to each Yerbaé Shareholder (if applicable) and any other Person as required by the Interim Order and Applicable Law, in each case so as to permit the Yerbaé Meeting to be held by the date specified in Section 2.6(a).

(b)	On the date of mailing or delivery thereof, Yerbaé shall ensure that the Yerbaé Circular complies in all material respects with all Applicable Law and the Interim Order and shall contain sufficient detail to permit Yerbaé Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Yerbaé Meeting, and, without limiting the generality of the foregoing, shall ensure that the Yerbaé Circular will not contain any misrepresentation (except that Yerbaé shall not be responsible for the accuracy of any Safety Shot Circular Disclosure). The Yerbaé Circular shall also contain such information as may be required to allow Safety Shot to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the offer and sale of the Consideration Shares, pursuant to the Arrangement.

(c)	The Yerbaé Circular shall contain (i) to the extent required by Applicable Law, a summary and copy of the Yerbaé Fairness Opinion, (ii) a statement that the Yerbaé Board has received the Yerbaé Fairness Opinion and has, after receiving legal and financial advice, unanimously determined that the Arrangement is fair to the Yerbaé Shareholders and that the Arrangement and entry into this Agreement are in the best interests of Yerbaé; and (iii) subject to Section Article 4 and any Change in Recommendation, contain the unanimous recommendation of the Yerbaé Board to Yerbaé Shareholders that they vote in favour of the Arrangement Resolution (the “Yerbaé Board Recommendation”).

(d)	Safety Shot shall provide to Yerbaé in writing the Safety Shot Circular Disclosure to be included by Yerbaé in the Yerbaé Circular not less than ten (10) Business Days before the mailing date of the Yerbaé Circular and shall ensure that at the time of the mailing, such information does not contain any misrepresentation and complies in all material respects with Applicable Law.

(e)	Safety Shot hereby indemnifies and saves harmless Yerbaé, the Yerbaé Subsidiaries and their respective Representatives from and against any and all Liabilities, claims, demands, losses, costs, Damages and expenses to which Yerbaé, any Yerbaé Subsidiary or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in the Safety Shot Circular Disclosure included in the Yerbaé Circular that was provided by Safety Shot in writing for inclusion in the Yerbaé Circular pursuant to Section 2.8(d), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a misrepresentation or alleged misrepresentation.

(f)	At the reasonable request of Safety Shot from time to time, Yerbaé shall, or shall direct its registrar and transfer agent to, provide Safety Shot with a list (in either written or electronic form or both) of: (i) the registered Yerbaé Shareholders, together with their addresses and respective holdings of Yerbaé Shares; (ii) the names and addresses and holdings of all Persons having rights issued by Yerbaé to acquire Yerbaé Shares; and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and nonobjecting beneficial owners of securities in Yerbaé, together with their addresses and respective holdings of securities in Yerbaé. Yerbaé shall from time to time require that its registrar and transfer agent furnish Safety Shot with such additional information, including updated or additional lists of Yerbaé Shareholders and lists of holdings and other assistance as Safety Shot may reasonably request.

(g)	Safety Shot and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Yerbaé Circular and related documents prior to the Yerbaé Circular being printed and mailed to the Yerbaé Shareholders, and reasonable consideration shall be given to any comments made by Safety Shot and its legal counsel, provided that all information relating solely to Safety Shot and its Affiliates included in the Yerbaé Circular shall be in form and content approved in writing by Safety Shot, acting reasonably. Yerbaé shall provide Safety Shot with final copies of the Yerbaé Circular prior to the mailing to Yerbaé Shareholders.

(h)	Each Party shall promptly notify the other Party if it becomes aware that the Yerbaé Circular contains a misrepresentation or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Yerbaé Circular as required or appropriate and Yerbaé shall promptly mail or otherwise publicly disseminate (if required under Applicable Law) any amendment or supplement to the Yerbaé Circular to the Yerbaé Shareholders.

2.9	Final Order

If: (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Yerbaé Meeting by Yerbaé Shareholders as provided for in the Interim Order and as required by Applicable Law, subject to the terms of this Agreement, and the Arrangement is approved at the Safety Shot Meeting by Safety Shot Shareholders, Yerbaé shall take all steps necessary or desirable to submit the Arrangement to the Court and use commercially reasonable efforts to pursue an application for the Final Order pursuant to the BCBCA as soon as reasonably practicable, but in any event not later than ten (10) Business Days after the Yerbaé Shareholder Approval is obtained.

2.10	Court Proceedings

Subject to the terms of this Agreement, Safety Shot shall cooperate with and assist Yerbaé in seeking the Interim Order and the Final Order, including by providing to Yerbaé, on a timely basis, any information reasonably required to be supplied by Safety Shot in connection therewith. Yerbaé shall provide Safety Shot’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to Applicable Law, Yerbaé shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.10 or with Safety Shot’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Safety Shot to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Safety Shot’s obligations, or diminishes or limits Safety Shot’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. Yerbaé shall also provide to Safety Shot’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on Yerbaé in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Yerbaé indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Yerbaé shall ensure that all materials filed with the Court in connection with the Arrangement are consistent with the terms of this Agreement and the Plan of Arrangement. In addition, Yerbaé shall not object to Safety Shot’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Yerbaé is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. Yerbaé shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Yerbaé is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Safety Shot.

2.11	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares, issued under the Arrangement, will be offered and sold by Safety Shot in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and exemptions under U.S. Securities Laws of applicable states, territories and possessions of the United States and the District of Columbia. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Safety Shot’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b)	prior to the issuance of the Interim Order, the Court will be advised of the intention of Safety Shot to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Consideration Shares, pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)	prior to the issuance of the Interim Order, Yerbaé will file with the Court a draft copy of the proposed text of the Yerbaé Circular together with any other documents required by Applicable Law in connection with the Yerbaé Meeting;

(d)	the Court will be advised that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Consideration Shares pursuant to the Arrangement;

(e)	Yerbaé will ensure that each Yerbaé Shareholder and any other Person entitled to receive Consideration Shares, pursuant to the Arrangement, will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	the Final Order will expressly state that (i) the terms and conditions of the issuance and exchange of the Consideration Shares is fair, both procedurally and substantively, to those to whom such shares will be issued, (ii) the terms and conditions of such issuance and exchange is approved by the Court, and (iii) the Arrangement is approved by the Court as being procedurally and substantively fair to all Persons entitled to receive Consideration Shares, pursuant to the Arrangement;

(g)	the Interim Order will specify that each Person entitled to receive Consideration Shares, pursuant to the Arrangement, will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement;

(h)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order;

(i)	all Consideration Shares, issued to Persons in the United States, will be registered or qualified under the securities laws of each state, territory or possession of the United States and the District of Columbia in which any Person receiving such securities is located, unless an exemption from such state securities law registration or qualification requirements is available. In addition, the issuer of any Consideration Shares, issued to a Person in any state, territory or possession of the United States and the District of Columbia, shall comply with any issuer broker-dealer registration requirement applicable in that state, territory or possession or the District of Columbia, unless an exemption from such issuer broker-dealer registration requirement is available; and

(j)	With respect to the resale of Consideration Shares issued to Yerbaé shareholders that are Affiliates of Safety Shot immediately following the Effective Date, Safety Shot shall file, as applicable, a registration statement on Form S-3 or such other appropriate form with the SEC within sixty (60) days following the Effective Date in order to register under the U.S. Securities Act the resale of such Consideration Shares. With respect to the Yerbaé Options being assumed and exchanged by Safety Shot and the Safety Shot Shares issuable upon exercise of the Yerbaé Options being assumed and exchanged by Safety Shot, Safety Shot shall use its commercially reasonable efforts to file with the SEC and cause a registration statement on Form S-8 or such other appropriate form to be declared effective as soon as practicable following the Effective Date.

2.12	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their commercially reasonable efforts to cause the Effective Date to occur on or about June 3, 2025 or as soon thereafter as reasonably practicable and, in any event, by the Outside Date.

2.13	Closing

The closing of the Arrangement will take place at the offices of legal counsel to Safety Shot, or at such other location as may be agreed upon by the Parties.

2.14	Payment and Allocation of Consideration Shares

Safety Shot will, following receipt by Yerbaé of the Final Order and prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) the Consideration Shares evidencing Safety Shot’s obligations with respect to the Consideration. In no event shall Safety Shot be required to issue a fractional Consideration Share. Where the aggregate number of Consideration Shares under the Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be issued shall be rounded to the nearest whole Consideration Share.

2.15	Incentive Plan Matters

The Yerbaé Board shall exercise its discretion under the Incentive Plan (to the extent permitted thereunder) to accelerate the vesting of all Yerbaé Options, Yerbaé PSUs, and Yerbaé RSUs issued thereunder effective on or prior to the Effective Time. Yerbaé shall take all reasonable steps as may be necessary or desirable to facilitate the exchange of all outstanding Yerbaé Options in accordance with the terms of the Plan of Arrangement and the Incentive Plan, such that Safety Shot will assume the Yerbaé Options on the same terms granted to the Yerbaé Optionholders, as adjusted to account for the Exchange Ratio. The Parties acknowledge that the Yerbaé Options, Yerbaé PSUs and Yerbaé RSUs shall be dealt with in the manner set forth in the Plan of Arrangement.

2.16	Convertible Securities

The Parties acknowledge that Safety Shot will assume all obligations of Yerbaé in connection with all outstanding Yerbaé Warrants and the Convertible Debentures.

2.17	Indemnities and Directors’ and Officers’ Insurance

(a)	Safety Shot agrees that: (i) after the Effective Time, Safety Shot, Yerbaé and any successor to Yerbaé will not take any action to terminate or materially adversely affect indemnities provided or available to or in favour of past and present officers and directors of Yerbaé and the Yerbaé Subsidiaries pursuant to the provisions of the articles, by-laws or other constating documents of Yerbaé or any Yerbaé Subsidiary, applicable corporate legislation and any written indemnity agreements which have been entered into between Yerbaé and past and present officers and directors of Yerbaé and the Yerbaé Subsidiaries effective on or prior to the date hereof (the forms of which were provided in the Yerbaé Information); and (ii) immediately prior to the Effective Time, Safety Shot will make arrangements satisfactory to the Yerbaé Board, acting reasonably, to secure the obligations under such written indemnity agreements.

(b)	Prior to the Effective Date, Yerbaé will, at the sole expense of Safety Shot, secure “run-off” directors’ and officers’ liability insurance for the current and former directors and officers of Yerbaé and the Yerbaé Subsidiaries, covering claims made or reported within six (6) years after the Effective Date, which has a scope and coverage substantially similar in scope and coverage to that provided pursuant to Yerbaé’s current directors and officers insurance policy, including coverage for any claims arising from completion of the Arrangement and related transactions, and Safety Shot will not take any action, or cause Yerbaé to take any action, to adversely affect or terminate such directors’ and officers’ liability insurance; provided that the cost of such policies shall not exceed 300% of the current annual premium for the Yerbaé directors and officers insurance.

2.18	Withholding Taxes

Safety Shot, Yerbaé, and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct Safety Shot, Yerbaé, or the Depositary to deduct and withhold on their behalf, from any consideration otherwise payable or otherwise deliverable to any Yerbaé Shareholders under the Plan of Arrangement such amounts as Safety Shot, Yerbaé, or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Applicable Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to Yerbaé Shareholders in respect of which such deduction, withholding and remittance was made.

Article 3
COVENANTS

3.1	Covenants of Yerbaé Regarding the Conduct of Business

Yerbaé covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, as required by Applicable Law, Governmental Entity or existing Contract or unless Safety Shot otherwise agrees in writing (such agreement not to be unreasonably withheld, conditioned or delayed):

(a)	other than as set out in Schedule 3.1(a) of the Yerbaé Disclosure Letter, Yerbaé shall and shall cause each of the Yerbaé Subsidiaries to: (i) in all material respects conduct the business of Yerbaé and the Yerbaé Subsidiaries (taken as a whole) only in, and not take any action except in, the ordinary course of business consistent with past practice; and (ii) use commercially reasonable efforts to preserve intact the present business organization, goodwill, business relationships and assets of Yerbaé and the Yerbaé Subsidiaries (taken as a whole) and to keep available the services of their officers and Employees as a group;

(b)	without limiting the generality of Section 3.1(a), Yerbaé shall not, and shall cause each of the Yerbaé Subsidiaries not to, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, directly or indirectly:

(i)	amend or propose to amend its articles, notice of articles or other constating documents, including partnership agreements of the Yerbaé Subsidiaries;

(ii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Yerbaé Shares;

(iii)	other than as set out in Schedule 3.1(b) of the Yerbaé Disclosure Letter, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Yerbaé Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Yerbaé Shares or other equity or voting interests or other securities or any shares of the Yerbaé Subsidiaries;

(iv)	split, combine or reclassify any outstanding Yerbaé Shares or the securities of any of the Yerbaé Subsidiaries;

(v)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Yerbaé Shares or other securities of Yerbaé or any securities of the Yerbaé Subsidiaries;

(vi)	amend the terms of any securities of Yerbaé or any of the Yerbaé Subsidiaries;

(vii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Yerbaé or any of the Yerbaé Subsidiaries;

(viii)	reorganize, amalgamate or merge Yerbaé or the Yerbaé Subsidiaries with any other Person;

(ix)	sell, pledge, assign, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, assign, lease, dispose of, mortgage, licence, encumber or otherwise transfer or suffer to exist any encumbrance, Lien, or other security agreement or similar arrangement in regards to any assets of Yerbaé or any of the Yerbaé Subsidiaries or any interest in any assets of Yerbaé or any of the Yerbaé Subsidiaries, except in the ordinary course of business consistent with past practice and subject to a maximum (in terms of value of such assets or interests therein) of $100,000 (whether individually or in the aggregate);

(x)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than pursuant to acquisitions in the ordinary course of business consistent with past practice that do not have a purchase or subscription price greater than $100,000 in the aggregate (including any assumed indebtedness);

(xi)	incur any capital expenditures or enter into any agreement obligating Yerbaé or the Yerbaé Subsidiaries to provide for future capital expenditures other than budgeted capital expenditures that (A) have been approved by the Yerbaé Board prior to the date of this Agreement; or (B) do not exceed $100,000 in the aggregate;

(xii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by U.S. GAAP or by Applicable Law;

(xiii)	reduce the stated capital of the shares of Yerbaé or any of the Yerbaé Subsidiaries;

(xiv)	other than in respect of pre-existing indebtedness of any Person acquired by Yerbaé in acquisitions permitted by Section 3.1(b)(x) or capital expenditures permitted by Section 3.1(b)(xi), incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances;

(xv)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, Liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than:

(A)	the payment, discharge or satisfaction, in the ordinary course of business, of Liabilities reflected or reserved against in Yerbaé’s financial statements (or in those of any of the Yerbaé Subsidiaries) or incurred in the ordinary course of business; or

(B)	payment of any fees related to the Arrangement;

(xvi)	amend or modify in any material respect or terminate or waive any material right under any Yerbaé Material Contract or enter into any contract or agreement that would be an Yerbaé Material Contract if in effect on the date hereof;

(xvii)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with past practice;

(xviii)	materially change the business carried on by Yerbaé and the Yerbaé Subsidiaries, as a whole;

(xix)	other than as set out in Schedule 3.1(b) of the Yerbaé Disclosure Letter, (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or Employee of Yerbaé or any of the Yerbaé Subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or Employee of Yerbaé or any of the Yerbaé Subsidiaries; (C) increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, Employee or consultant of Yerbaé or any of the Yerbaé Subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except in the ordinary course of business consistent with past practice; (E) make any material determination under any Employee Plan that is not in the ordinary course of business consistent with past practice; or (F) take or propose any action to effect any of the foregoing;

(xx)	other than as set out in Schedule 3.1(b) of the Yerbaé Disclosure Letter, make any bonus or profit sharing distribution or similar payment of any kind;

(xxi)	terminate the employment of any officer or senior executive holding a title of Vice President or above, except for cause;

(xxii)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such authorizations; or

(xxiii)	other than as contemplated by this Agreement, take any action or series of actions that cause or would reasonably be expected to cause the Yerbaé Shares to cease being traded on the TSXV;

(c)	Yerbaé shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by Yerbaé or any of the Yerbaé Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that neither Yerbaé nor any of the Yerbaé Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(d)	Yerbaé and each of the Yerbaé Subsidiaries shall:

(i)	not take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax, except as may be required by Applicable Law;

(ii)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income tax return for the taxation year ended December 31, 2023, except as may be required by Applicable Law;

(iii)	not make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement;

(iv)	not enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement;

(v)	not settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment that would reasonably be expected to be material to Yerbaé;

(vi)	keep Safety Shot reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Yerbaé and the Yerbaé Subsidiaries, taken as a whole);

(vii)	not, and will cause the Yerbaé Subsidiaries not to, make any “investments” (as defined for purposes of Section 212.3 of the Tax Act) in any corporation that is a “foreign affiliate” (as defined in the Tax Act) of Yerbaé and/or any of the Yerbaé Subsidiaries; and

(viii)	not undertake or participate in any transaction or series of transactions (other than the implementation and fulfillment of the transactions contemplated in this Agreement and the Plan of Arrangement) that could have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Safety Shot or its successors or assigns in respect of non-depreciable capital property owned by Yerbaé or any Yerbaé Subsidiary on the Effective Date; and

(e)	Yerbaé shall not authorize, agree to, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 3.1 or resolve to do so.

3.2	Covenants of Safety Shot Regarding the Conduct of Business

Safety Shot covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, as required by Applicable Law, Governmental Entity or existing Contract or unless Yerbaé shall otherwise agree in writing (such agreement not to be unreasonably withheld, conditioned or delayed):

(a)	other than as set out in Schedule 3.2(a) of the Safety Shot Disclosure Letter, Safety Shot shall and shall cause each of the Safety Shot Subsidiaries to: (i) in all material respects conduct the business of Safety Shot and the Safety Shot Subsidiaries (taken as a whole) only in, and not take any action except in, the ordinary course of business consistent with past practice; and (ii) use commercially reasonable efforts to preserve intact the present business organization, goodwill, business relationships and assets of Safety Shot and the Safety Shot Subsidiaries (taken as a whole) and to keep available the services of their officers and Employees as a group;

(b)	without limiting the generality of Section 3.2(a), Safety Shot shall not, directly or indirectly:

(i)	amend or propose to amend its articles, by-laws or other constating documents, other than to effect a split or consolidation of the issued and outstanding Safety Shot Shares;

(ii)	other than as set out in Schedule 3.2(b)(ii) of the Safety Shot Disclosure Letter, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Safety Shot Shares;

(iii)	other than as set out in Schedule 3.2(b)(iii) of the Safety Shot Disclosure Letter, issue, sell, grant, award or pledge or agree to issue, sell, grant, award or pledge any Safety Shot Shares or securities convertible into or exchangeable for Safety Shot Shares, other than in connection with the Arrangement, Safety Shot Shares issuable pursuant to the terms of outstanding options and other convertible securities of Safety Shot, securities granted or issued pursuant to Safety Shot’s equity compensation plans in the ordinary course of business and consistent with past practice and Safety Shot Shares issued as part of the purchase price in connection with the acquisition of shares or assets of another business by Safety Shot, directly or indirectly, by merger or otherwise;

(iv)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Safety Shot Shares or other securities of Safety Shot, other than ordinary course purchases of Safety Shot Shares made in the public markets and at then prevailing market price;

(v)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Safety Shot;

(vi)	merge Safety Shot with any other Person that is not a wholly-owned Subsidiary of Safety Shot;

(vii)	sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer all or substantially all of the assets of Safety Shot and the Safety Shot Subsidiaries (on a consolidated basis);

(viii)	reduce the stated capital of the shares of Safety Shot;

(ix)	materially change the business carried on by Safety Shot and the Safety Shot Subsidiaries, taken as a whole;

(x)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such authorizations; or

(xi)	take any action or series of actions that cause or would reasonably be expected to cause the Safety Shot Shares to cease being traded on the NASDAQ; and

(c)	Safety Shot shall not authorize, agree to, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 3.2 or resolve to do so.

3.3	Covenants of Safety Shot Regarding Blue-Sky Laws

Safety Shot shall use its commercially reasonable efforts to ensure that the Consideration Shares to be issued pursuant to the Arrangement shall, at the Effective Time, either be registered or qualified under all applicable U.S. Securities Laws, or exempt from such registration and qualification requirements.

3.4	Mutual Covenants Regarding the Arrangement

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Law to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary and material waivers, consents and approvals required to be obtained by it from parties to any Contracts; (ii) obtain all necessary and material Authorizations as are required to be obtained by it or any of its Subsidiaries under Applicable Law; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)	it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein;

(c)	it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Applicable Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Yerbaé or Safety Shot from consummating the Arrangement; and

(d)	it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which Applicable Law may impose on it or its Subsidiaries or Affiliates with respect to the transactions contemplated hereby.

Each Party will use its commercially reasonable efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.4 and this Agreement including continuing to provide reasonable access to information and to maintain ongoing communications as between officers of each Party, subject in all cases to the Confidentiality Agreement.

3.5	Covenants of Safety Shot

Subject to the other provisions of this Agreement, Safety Shot covenants and agrees that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Yerbaé (such consent not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Law, it will:

(a)	provide Yerbaé and its legal counsel with reasonable opportunity to review and comment upon drafts of all of the Safety Shot Circular Disclosure and will give reasonable consideration to the comments of Yerbaé and its counsel with respect to any information to be included in such material and any other matters contained therein and ensure that the Safety Shot Circular Disclosure provided by it expressly for inclusion in the Yerbaé Circular does not, at the time of the mailing of the Yerbaé Circular, contain any misrepresentation;

(b)	use its commercially reasonable efforts to take all such steps as are necessary to set the record date for the Safety Shot Meeting as a date not later than April 20, 2025;

(c)	subject to the terms of this Agreement, use their commercially reasonable efforts to take all such steps as are necessary to convene and hold the Safety Shot Meeting in accordance with Applicable Law not later than May 20, 2025 for the purpose of considering the Safety Shot Stockholder Matters and, unless this Agreement will have been terminated in accordance with Section 8.1(a), Safety Shot will not cancel the Safety Shot Meeting or fail to put the Safety Shot Stockholder Matters before the Safety Shot Stockholders for their consideration without Yerbaé’s prior written consent, other than as may be required under Applicable Law; and Safety Shot will not propose to adjourn or postpone the Safety Shot Meeting without the prior consent of Yerbaé except as required by Applicable Law or by a Governmental Entity and except as permitted under Sections 2.5(d) or 6.4(b); and Safety Shot shall, if requested by Yerbaé (acting reasonably), adjourn the Safety Shot Meeting one or more times for the purposes of obtaining any required quorum or attempting to obtain the requisite approval of the Safety Shot Stockholder Matters;

(d)	subject to compliance by Yerbaé with its obligations set forth in Section 3.6(i), as soon as practicable after the execution and delivery of this Agreement, prepare the Safety Shot Circular together with any other documents required by Applicable Law in connection with the Safety Shot Meeting required to be filed or prepared by Safety Shot and, subject to Section 3.6(i), as soon as practicable after the execution and delivery of this Agreement, Safety Shot shall, unless otherwise agreed by Yerbaé, cause the Safety Shot Circular and other documentation required in connection with the Safety Shot Meeting to be sent to the Safety Shot Stockholders and be filed as required by Applicable Law;

(e)	provide Yerbaé and its legal counsel a reasonable opportunity to review and comment on drafts of the Safety Shot Circular and other documents to be sent to the Safety Shot Stockholders in connection with the Safety Shot Meeting, and will give reasonable consideration to any comments made by Yerbaé and their counsel, provided that all information included in the Safety Shot Circular and any other documents to be sent to the Safety Shot Stockholders in connection with the Safety Shot Meeting relating to Yerbaé will be in form and content satisfactory to Yerbaé, acting reasonably;

(f)	ensure that the Safety Shot Circular (other than any Yerbaé Circular Disclosure included in the Safety Shot Circular that was provided to Safety Shot by, or approved by, Yerbaé expressly for inclusion in the Safety Shot Circular) complies with Applicable Law and, without limiting the generality of the foregoing, that the Safety Shot Circular will not contain a misrepresentation and provides the Safety Shot Stockholders with information in sufficient detail to permit them to form a reasoned judgment concerning the Safety Shot Stockholder Matters and will include: (i) to the extent required by Applicable Law, a summary and copy of the Safety Shot Fairness Opinion; (ii) a statement that the Safety Shot Board has received the Safety Shot Fairness Opinion and has, after receiving legal and financial advice, unanimously recommended to Safety Shot Stockholders that they vote in favour of the Safety Shot Stockholder Matters; (iii) a statement that each director and officer of Safety Shot intends to vote all of such Person’s Safety Shot Shares (including any Safety Shot Shares issued upon exercise or exchange of any securities convertible or exercisable into Safety Shot Shares) in favour of the Safety Shot Stockholder Matters; and (iv) any other disclosure required under Applicable Securities Laws that is required to be included in the Safety Shot Circular;

(g)	ensure that all Safety Shot Circular Disclosure included in the Yerbaé Circular that was provided to Yerbaé by or approved by Safety Shot or Safety Shot complies with Applicable Law;

(h)	indemnify and save harmless Yerbaé and its directors and officers from and against any and all Liabilities, claims, demands, losses, costs, Damages and expenses (excluding any loss of profits or consequential Damages) to which Yerbaé or its directors and officers may be subject or which Yerbaé or its directors or officers may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation contained in: (A) the Safety Shot Circular (other than in respect of Yerbaé Circular Disclosure); (B) in any Safety Shot Circular Disclosure included in the Yerbaé Circular that was provided to Yerbaé by, or approved by, Safety Shot expressly for inclusion in the Yerbaé Circular; or (C) any material filed by Safety Shot in connection with the transactions contemplated by this Agreement in compliance or intended compliance with any Applicable Law;

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any Misrepresentation or alleged Misrepresentation contained in: (A) the Safety Shot Circular (other than in respect of Yerbaé Circular Disclosure); (B) the Safety Shot Circular Disclosure included in the Yerbaé Circular that was provided to Yerbaé by, or approved by, Safety Shot expressly for inclusion in the Yerbaé Circular; or (C) in any material filed by or on behalf of Safety Shot in compliance or intended compliance with Applicable Securities Laws; and

(iii)	Safety Shot not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement,

except that Safety Shot will not be liable in any such case to the extent that any such Liabilities, claims, demands, losses, costs, Damages and expenses arise out of:

(iv)	any information contained in the Yerbaé Circular other than the Safety Shot Circular Disclosure included in the Yerbaé Circular that was provided to Yerbaé by, or approved by, Safety Shot expressly for inclusion in the Yerbaé Circular;

(v)	any Yerbaé Circular Disclosure included in the Safety Shot Circular that was provided to Safety Shot by, or approved by, Yerbaé expressly for inclusion in the Safety Shot Circular; or

(vi)	the negligence of Yerbaé or the non-compliance by Yerbaé with any requirement of Applicable Law in connection with the transactions contemplated by this Agreement;

(i)	provide notice to Yerbaé of the Safety Shot Meeting and allow Yerbaé’s Representatives to attend the Safety Shot Meeting;

(j)	except for proxies and other non-substantive communications with Safety Shot Stockholders and communications that Safety Shot is required to keep confidential pursuant to Applicable Law, furnish promptly to Yerbaé or their counsel: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Safety Shot from securityholders or Governmental Entities in connection with the Arrangement or the Safety Shot Meeting; (ii) any filings under Applicable Law in connection with the transactions contemplated hereby; and (iii) any dealings with stock exchanges, regulatory agencies or other Governmental Entities in connection with the transactions contemplated hereby;

(k)	solicit proxies to be voted at the Safety Shot Meeting in favour of the Safety Shot Stockholder Matters (the “Safety Shot Recommendation”); provided, that, notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Safety Shot Stockholder Approval is obtained (i) the Safety Shot Board may withhold, withdraw, qualify or modify the Safety Shot Recommendation if (A) a development or change in circumstances regarding Yerbaé or its business occurs or arises after the date of this Agreement that was not known by nor was reasonably foreseeable to the Safety Shot Board as of the date of this Agreement and (B) the Safety Shot Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law (a “Safety Shot Change in Recommendation”, it being understood that a customary “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the U.S. Exchange Act shall not, in and of itself, constitute a Safety Shot Change in Recommendation); provided, that no Safety Shot Change in Recommendation may be made until after at least five (5) Business Days following Yerbaé’s receipt of written notice from Safety Shot advising that the Safety Shot Board intends to take such action and the basis therefor. After providing such notice and prior to effecting such Safety Shot Change in Recommendation (x) Safety Shot shall, during such five (5) Business Day period, negotiate in good faith with Yerbaé and its Representatives, to the extent Yerbaé wishes to negotiate, with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Yerbaé, and (y) in determining whether it may still under the terms of this Agreement make a Change in Recommendation, the Safety Shot Board shall take into account any changes to the terms of this Agreement proposed by Yerbaé and any other information provided by Yerbaé in response to such notice during such five (5) Business Day period;

(l)	promptly advise Yerbaé of the number or amount of Safety Shot Shares for which Safety Shot receives notices of dissent or written objections to the Safety Shot Stockholder Matters and provide Yerbaé with copies of such notices and written objections and subject to Applicable Law;

(m)	promptly inform Yerbaé of any requests or comments made by Securities Authorities in connection with the Safety Shot Circular and any other required filings under Applicable Law; and each of the Parties will cooperate with the other and will diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the Safety Shot Circular and any other required filings under Applicable Law and use its commercially reasonable efforts to resolve all requests or comments made by Securities Authorities with respect to the Safety Shot Circular and any other required filings under Applicable Law as promptly as practicable after receipt thereof;

(n)	advise Yerbaé, as Yerbaé may request, and on a daily basis on each of the last five (5) Business Days prior to the proxy cut-off date for the Safety Shot Meeting, as to the aggregate tally of the proxies received by Safety Shot in respect of the Safety Shot Stockholder Matters and any other matters to be considered at the Safety Shot Meeting, and provide Yerbaé with copies of any materials, or grant access to information regarding the Safety Shot Meeting, generated by any proxy solicitation firm;

(o)	to the extent permitted by Applicable Law and confidentiality obligations, keep Yerbaé reasonably informed as to discussions between Safety Shot and any Person holding not less than 10% of the voting rights attached to all of the Safety Shot Shares with respect to the Safety Shot Stockholder Matters;

(p)	take or cause to be taken all corporate action to allot and reserve for issuance the Consideration Shares to be issued in exchange for Yerbaé Shares;

(q)	take or cause to be taken all corporate action to maintain the listing of the Safety Shot Shares on the NASDAQ as and when contemplated hereunder;

(r)	take or cause to be taken all corporate action, as reasonably requested by Yerbaé or its counsel, to assist Yerbaé in diligently pursuing the application to the Court for the Final Order; and

(s)	make all necessary filings and applications under Applicable Law, including Applicable Securities Laws, required to be made on the part of Safety Shot in connection with the transactions contemplated herein, including, without limitation, for all Regulatory Approvals, and shall take all commercially reasonable action necessary to be in compliance with such Applicable Law.

3.6	Covenants of Yerbaé Regarding the Arrangement

Subject to the other provisions of this Agreement, Yerbaé covenants and agrees that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Safety Shot (such consent not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Law, it will:

(a)	provide Safety Shot and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Safety Shot for inclusion in such material, prior to the service and filing of such material, and will give reasonable consideration to the comments of Safety Shot and its counsel with respect to any information to be included in such material and any other matters contained therein;

(b)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(c)	not object to legal counsel to Safety Shot making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate (acting reasonably), provided such submissions are in all material respects consistent with this Agreement and the Plan of Arrangement;

(d)	use its commercially reasonable efforts to take all such steps as are necessary to set the record date for the Yerbaé Meeting as a date not later than April 20, 2025;

(e)	subject to the terms of this Agreement and in accordance and compliance with the Interim Order, use its commercially reasonable efforts to take all such steps as are necessary to convene and hold the Yerbaé Meeting in accordance with the Interim Order and Applicable Law not later than May 20, 2025 for the purpose of considering the Arrangement Resolution and, unless this Agreement will have been terminated in accordance with Section 8.1(a), Yerbaé will not cancel the Yerbaé Meeting or fail to put the Arrangement Resolution before the Yerbaé Shareholders for their consideration without Safety Shot’s prior written consent, other than as may be required under the Interim Order or Applicable Law and Yerbaé will not propose to adjourn or postpone the Yerbaé Meeting without the prior consent of Safety Shot except as required by Applicable Law or by a Governmental Entity and except as required under Sections 2.6(d) or 6.4(b); and Yerbaé shall, if requested by Safety Shot (acting reasonably), adjourn the Yerbaé Meeting one or more times for the purposes of obtaining any required quorum or attempting to obtain the requisite approval of the Arrangement Resolution;

(f)	subject to compliance by Safety Shot with its obligations set forth in Section 3.5(g) as soon as practicable after the execution and delivery of this Agreement, prepare the Yerbaé Circular together with any other documents required by Applicable Law in connection with the Yerbaé Meeting required to be filed or prepared by Yerbaé and, subject to Section 3.5(g), as soon as practicable after the execution and delivery of this Agreement, Yerbaé shall, unless otherwise agreed by Safety Shot, cause the Yerbaé Circular and other documentation required in connection with the Yerbaé Meeting to be sent to the Yerbaé Shareholders and be filed as required by the Interim Order and Applicable Law;

(g)	provide Safety Shot and its legal counsel a reasonable opportunity to review and comment on drafts of the Yerbaé Circular and other documents to be sent to the Yerbaé Shareholders in connection with the Yerbaé Meeting or the Arrangement, and will give reasonable consideration to any comments made by Safety Shot and its counsel, provided that all information included in the Yerbaé Circular and any other documents to be sent to the Yerbaé Shareholders in connection with the Yerbaé Meeting or the Arrangement relating to Safety Shot will be in form and content satisfactory to Safety Shot, acting reasonably;

(h)	ensure that the Yerbaé Circular (other than any Safety Shot Circular Disclosure included in the Yerbaé Circular that was provided to Yerbaé by, or approved by, Safety Shot expressly for inclusion in the Yerbaé Circular) complies with Applicable Law and, without limiting the generality of the foregoing, that the Yerbaé Circular will not contain a misrepresentation and provides the Yerbaé Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and will include: (i) to the extent required by Applicable Law, a summary and copy of the Yerbaé Fairness Opinion, (ii) a statement that the Yerbaé Board has received the Yerbaé Fairness Opinion and has, after receiving legal and financial advice, unanimously determined that the Arrangement is in the best interests of Yerbaé, is fair to the Yerbaé Shareholders, and the unanimous recommendation that the Yerbaé Shareholders vote in favour of the Arrangement Resolution; (iii) a statement that each director and officer of Yerbaé intends to vote all of such Person’s Yerbaé Shares (including any Yerbaé Shares issued upon exercise or exchange of any Yerbaé Options, Yerbaé PSUs, Yerbaé RSUs or Yerbaé Warrants) in favour of the Arrangement Resolution; and (iv) any other disclosure required under Applicable Securities Laws that is required to be included in the Yerbaé Circular;

(i)	ensure that all Yerbaé Circular Disclosure included in the Safety Shot Circular that was provided to Safety Shot by or approved by Yerbaé complies with Applicable Law;

(j)	indemnify and save harmless Safety Shot and its directors and officers from and against any and all Liabilities, claims, demands, losses, costs, Damages and expenses (excluding any loss of profits or consequential Damages) to which Safety Shot or its directors and officers may be subject or which Safety Shot or its directors or officers may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation contained in: (A) the Yerbaé Circular (other than in respect of the Safety Shot Circular Disclosure); (B) in any Yerbaé Circular Disclosure included in the Safety Shot Circular that was provided to Safety Shot by, or approved by, Yerbaé expressly for inclusion in the Safety Shot Circular; or (C) any material filed by Yerbaé in connection with the transactions contemplated by this Agreement in compliance or intended compliance with any Applicable Law;

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any Misrepresentation or alleged Misrepresentation contained in: (A) the Yerbaé Circular (other than in respect of the Safety Shot Circular Disclosure); (B) the Yerbaé Circular Disclosure included in the Safety Shot Circular that was provided to Safety Shot by, or approved by, Yerbaé expressly for inclusion in the Safety Shot Circular; or (C) in any material filed by or on behalf of Yerbaé in compliance or intended compliance with Applicable Securities Laws; and

(iii)	Yerbaé not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement,

except that Yerbaé will not be liable in any such case to the extent that any such Liabilities, claims, demands, losses, costs, Damages and expenses arise out of:

(iv)	any information contained in the Safety Shot Circular other than Yerbaé Circular Disclosure included in the Safety Shot Circular that was provided to Safety Shot by, or approved by, Yerbaé expressly for inclusion in the Safety Shot Circular;

(v)	any Safety Shot Circular Disclosure included in the Yerbaé Circular that was provided to Yerbaé by, or approved by, Safety Shot expressly for inclusion in the Yerbaé Circular; or

(vi)	the negligence of Safety Shot or the non-compliance by Safety Shot with any requirement of Applicable Law in connection with the transactions contemplated by this Agreement;

(k)	provide notice to Safety Shot of the Yerbaé Meeting and allow Safety Shot’s Representatives to attend the Yerbaé Meeting;

(l)	except for proxies and other non-substantive communications with the holders of Yerbaé Shares and communications that Yerbaé is required to keep confidential pursuant to Applicable Law, furnish promptly to Safety Shot or its counsel: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Yerbaé from securityholders or Governmental Entities in connection with the Arrangement or the Yerbaé Meeting; (ii) any filings under Applicable Law in connection with the transactions contemplated hereby; and (iii) any dealings with stock exchanges, regulatory agencies or other Governmental Entities in connection with the transactions contemplated hereby;

(m)	solicit proxies to be voted at the Yerbaé Meeting in favour of matters to be considered at the Yerbaé Meeting, including the Arrangement Resolution;

(n)	promptly advise Safety Shot of the number or amount of Yerbaé Shares for which Yerbaé receives notices of dissent or written objections to the Arrangement and provide Safety Shot with copies of such notices and written objections and subject to Applicable Law, will provide Safety Shot with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Yerbaé to any Yerbaé Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration will be given to any comments made by Safety Shot and its counsel prior to sending any such written communications; provided that, Yerbaé will not settle any claims with respect to Dissent Rights without the prior written consent of Safety Shot (such consent not to be unreasonably withheld, conditioned or delayed);

(o)	promptly inform Safety Shot of any requests or comments made by Securities Authorities in connection with the Yerbaé Circular and any other required filings under Applicable Law; and each of the Parties will cooperate with the other and will diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the Yerbaé Circular and any other required filings under Applicable Law and use its commercially reasonable efforts to resolve all requests or comments made by Securities Authorities with respect to the Yerbaé Circular and any other required filings under Applicable Law as promptly as practicable after receipt thereof;

(p)	advise Safety Shot, as Safety Shot may request, and on a daily basis on each of the last five (5) Business Days prior to the proxy cut-off date for the Yerbaé Meeting, as to the aggregate tally of the proxies received by Yerbaé in respect of the Arrangement Resolution and any other matters to be considered at the Yerbaé Meeting, and provide Safety Shot with copies of any materials, or grant access to information regarding the Yerbaé Meeting, generated by any proxy solicitation firm;

(q)	subject to obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order;

(r)	provide Safety Shot’s legal counsel, on a timely basis, with copies of any notice and evidence served on Yerbaé or its legal counsel in respect of the application for the Final Order or any appeal therefrom;

(s)	keep Safety Shot informed as to discussions with all Significant Shareholders;

(t)	make all necessary filings and applications under Applicable Law, including Applicable Securities Laws, required to be made on the part of Yerbaé in connection with the transactions contemplated herein, including, without limitation, for all Regulatory Approvals, and will take all actions necessary to be in compliance with such Applicable Law; and

(u)	use its commercially reasonable efforts to obtain resignations and mutual releases (in a form satisfactory to Safety Shot), to be effective at the Effective Time, from all directors of Yerbaé on or prior to the Effective Time.

3.7	Mutual Covenants Regarding Regulatory Approvals

(a)	Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms:

(i)	each Party shall use its commercially reasonable efforts to obtain all Regulatory Approvals and co-operate with the other Party in connection with all Regulatory Approvals sought by the other Party and shall use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement or this Agreement;

(ii)	each Party shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party and each Party shall co-operate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such notice from a Governmental Entity;

(iii)	subject to compliance with Applicable Law, each Party shall permit the other Party an opportunity to review in advance any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Regulatory Approvals and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith and each Party shall provide the other Party with any substantive applications, notices, filings, submissions, undertakings or other substantive correspondence provided to a Governmental Entity or any substantive communications received from a Governmental Entity, in respect of obtaining or concluding the Regulatory Approvals; and

(iv)	subject to compliance with Applicable Law, each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the Regulatory Approvals sought by each such Party and, for certainty, no Party shall participate in any substantive meeting (whether in person, by telephone or otherwise) with a Governmental Entity in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend.

3.8	Covenants Regarding Provision of Information; Access

From and after the date hereof, until the Effective Time or termination of this Agreement, each of Yerbaé and Safety Shot, to the extent it is not restricted from doing so pursuant to confidentiality or other restrictions (in which circumstances it will use its commercially reasonable efforts to obtain a waiver thereof) shall provide the other Party and its Representatives access, upon reasonable notice, during normal business hours and at such other time or times as such Party may reasonably request, to its and each of its Subsidiary’s premises, books, contracts, records, Computer Systems, properties, Employees and management personnel and shall furnish promptly to such Party all information concerning its and each of its Subsidiary’s business, properties and personnel as the requesting Party may reasonably request, which information shall remain subject to the Confidentiality Agreement, including for the purposes to permit Safety Shot and Yerbaé to be in a position to expeditiously and efficiently integrate the operations of Yerbaé and Safety Shot and to provide an orderly transition of control immediately upon but not prior to the Effective Time. The Parties shall use all commercially reasonable efforts to ensure that they take no actions, through the exchange of confidential information or otherwise, in breach of the Competition Act or any other applicable competition laws, and notwithstanding anything contained in this Agreement, Safety Shot shall not control or materially influence Yerbaé until following the Effective Time. The Parties hereby acknowledge and agree that no investigations pursuant to this Section 3.8 shall affect or be deemed to modify any representation or warranty made by any Party herein.

3.9	Privacy Matters

(a)	For the purposes of this Section 3.9, “Transaction Personal Information” means the Personal Information transferred, disclosed or conveyed to one Party or any of its Representatives or agents (a “Recipient”) by or on behalf of another Party (a “Transferor”) as a result of or in conjunction with the Arrangement, and includes all such Personal Information transferred, disclosed or conveyed to the Recipient prior to the execution of this Agreement.

(b)	Each Transferor acknowledges and confirms that the transfer, disclosure, communication or conveyance of Transaction Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement and, if the determination is made to proceed with the Arrangement, to carry on the business and complete the Arrangement.

(c)	In addition to its other obligations hereunder, the Recipient covenants and agrees to, prior to the completion of the Arrangement:

(i)	collect, use and disclose the Transaction Personal Information solely for the purpose of reviewing, determining whether to proceed with and completing the Arrangement;

(ii)	where required by Applicable Law or Data Security Requirements, not communicate Transaction Personal Information without the consent of the individual concerned, unless authorized to do so by Applicable Law; and

(iii)	protect and safeguard the confidentiality of the Transaction Personal Information using security safeguards appropriate to the sensitivity of the Transaction Personal Information and in accordance with Applicable Law or Data Security Requirements.

3.10	De-Listing of Yerbaé Shares

Subject to Applicable Law, Safety Shot and Yerbaé shall and shall cause their respective Affiliates, as applicable, to cooperate with one another in taking, or causing to be taken, all actions necessary to de-list the Yerbaé Shares from the TSXV as promptly as practicable following the Effective Time (including, if requested by Safety Shot, such items as may be necessary to de-list the Yerbaé Shares on the Effective Date).

3.11	Control of Safety Shot’s or Yerbaé’s Operations.

Nothing contained in this Agreement shall give Safety Shot or Yerbaé, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time and each of Safety Shot and Yerbaé shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Article 4
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

4.1	Non-Solicitation

(a)	Except as expressly provided in this Article 4, or to the extent Safety Shot has otherwise consented in writing (which consent shall be in Safety Shot’s sole discretion), Yerbaé shall not, and shall cause the Yerbaé Subsidiaries not to, directly or indirectly, through any of its Representatives (and in so doing shall instruct its and the Yerbaé Subsidiaries’ Representatives not to, directly or indirectly):

(i)	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with, or disclose any non-public information or data relating to Yerbaé or the Yerbaé Subsidiaries to, any Person (other than Safety Shot and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that Yerbaé may (i) advise any Person of the restrictions of this Agreement, and (ii) advise any Person making an Acquisition Proposal that the Yerbaé Board (or the relevant committee thereof) has determined that their Acquisition Proposal does not constitute a Superior Proposal;

(iii)	make a Change in Recommendation; or

(iv)	accept or enter into or publicly propose to accept or enter into any agreement, understanding, letter of intent, memorandum of understanding, joint venture agreement, or arrangement with any Person (other than Safety Shot or any of its Affiliates) (i) in respect of an Acquisition Proposal or (ii) requiring, intending to cause, or which could reasonably be expected to cause Yerbaé to abandon, terminate or fail to consummate the Arrangement or any other transactions contemplated by this Agreement.

(b)	Except as expressly provided in this Article 4, Yerbaé shall, and shall cause the Yerbaé Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities with any Person (other than Safety Shot and its Affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)	discontinue access to and disclosure of all information regarding Yerbaé or any of the Yerbaé Subsidiaries, including any data room, any confidential information, properties, facilities and Books and Records; and

(ii)	promptly (and in any event within two (2) Business Days) request (i) the return or destruction of all copies of any confidential information regarding Yerbaé or any of the Yerbaé Subsidiaries provided to any Person other than Safety Shot and its Representatives, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Yerbaé or any of the Yerbaé Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights.

(c)	Any violation of the foregoing Sections 4.1(a) or 4.1(b) by any Yerbaé Subsidiary or by any Representatives of Yerbaé or any Yerbaé Subsidiary, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Yerbaé or any of the Yerbaé Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Yerbaé.

(d)	Yerbaé represents and warrants that it has not waived any confidentiality, standstill or similar agreement, restriction or covenant in effect as of the date of this Agreement to which Yerbaé or any of the Yerbaé Subsidiaries is a party, and Yerbaé covenants and agrees that (a) Yerbaé shall enforce each confidentiality, standstill or similar agreement, restriction or covenant to which Yerbaé or any of the Yerbaé Subsidiaries is a party or may hereafter become a party in accordance with Section 4.3, and (b) neither Yerbaé nor any of the Yerbaé Subsidiaries have released or will, without the prior written consent of Safety Shot (which may be withheld or delayed in Safety Shot’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Yerbaé, or any of the Yerbaé Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which Yerbaé or any of the Yerbaé Subsidiaries is a party or may hereafter become a party in accordance with Section 4.3.

4.2	Notification of Acquisition Proposals

(a)	If Yerbaé or any of the Yerbaé Subsidiaries or, to the knowledge of Yerbaé, any of their respective Representatives, receives or otherwise becomes aware of either: (a) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or (b) any request for copies of, access to, or disclosure of, confidential information relating to Yerbaé or any of the Yerbaé Subsidiaries, Yerbaé shall promptly notify Safety Shot, at first orally, and then promptly, and in any event within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of material documents, correspondence or other material received in respect of, from or on behalf of any such Person if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such communication to Yerbaé by or on behalf of any such Person. Yerbaé agrees that it shall simultaneously provide to Safety Shot any non-public information concerning itself or the Yerbaé Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal that was not previously provided to Safety Shot.

(b)	Yerbaé shall keep Safety Shot fully informed of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the parties and the price involved and any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to Safety Shot copies of all material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence or communication to Yerbaé by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

4.3	Responding to an Acquisition Proposal

(a)	Notwithstanding Section 4.1 and any other provision of this Agreement, if at any time prior to obtaining the Yerbaé Shareholder Approval, Yerbaé receives a request for non-public information, or to enter into discussions, from a Person or group of Persons that proposes to Yerbaé an unsolicited Acquisition Proposal then Yerbaé may (i) provide copies of, access to or disclosure of confidential information, properties, facilities, or Books and Records to such Person or group of Persons and their respective Representatives and/or (ii) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person or group of Persons making such request, provided that, if and only if:

(i)	the Yerbaé Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or is reasonably likely to constitute or lead to, a Superior Proposal and has promptly provided Safety Shot with written confirmation thereof;

(ii)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with Yerbaé;

(iii)	Yerbaé has been, and continues to be, in compliance with its obligations under this Article 4 in all respects and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Yerbaé or any of the Yerbaé Subsidiaries or any of their respective Representatives;

(iv)	prior to providing any such copies, access, or disclosure, Yerbaé enters into a confidentiality and standstill agreement with such Person on terms no less favourable than the Confidentiality Agreement and that does not prohibit compliance by Safety Shot with any of the provisions of this Agreement, a copy of which shall be provided for informational purposes only to Safety Shot; and

(v)	the Yerbaé Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that the failure to provide such non-public information or enter into such discussions would be inconsistent with its fiduciary duties under Applicable Law.

4.4	Right to Match

(a)	If Yerbaé receives an Acquisition Proposal that the Yerbaé Board determines, in good faith after consultation with its outside financial and legal advisors, constitutes a Superior Proposal prior to obtaining the Yerbaé Shareholder Approval, the Yerbaé Board may, subject to compliance with Section 8.2, enter into a definitive agreement or make a Change in Recommendation with respect to such Superior Proposal, if and only if:

(i)	Yerbaé has been, and continues to be, in compliance with its obligations under this Article 4 in all respects and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Yerbaé or any of the Yerbaé Subsidiaries or any of their respective Representatives;

(ii)	the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with Yerbaé;

(iii)	Yerbaé has delivered to Safety Shot a written notice of the determination of the Yerbaé Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Yerbaé Board to enter into such definitive agreement with respect to such Superior Proposal and/or withdraw or modify the Yerbaé Board Recommendation, which written notice specifies the material terms and conditions of such Superior Proposal and provides the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated (the “Superior Proposal Notice”);

(iv)	at least ten (10) full Business Days (the “Matching Period”) have elapsed from the date on which Safety Shot received the Superior Proposal Notice;

(v)	during any Matching Period, Safety Shot has had the opportunity (but not the obligation), in accordance with Section 4.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal and Yerbaé has negotiated, and caused its Representatives to negotiate, in good faith with Safety Shot to the extent Safety Shot wishes to negotiate any revisions to the terms of this Agreement that Safety Shot proposes pursuant to Section 4.4(b);

(vi)	after the Matching Period, the Yerbaé Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by Safety Shot under Section 4.4(b)); and

(vii)	prior to or concurrently with entering into such definitive agreement or withdrawing or modifying the Yerbaé Board Recommendation, Yerbaé terminates this Agreement pursuant to Section 8.1(a)(vii)(B) and pays Safety Shot the Termination Fee.

(b)	Yerbaé acknowledges and agrees that, during the Matching Period, Safety Shot shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. During the Matching Period: (a) the Yerbaé Board shall review any offer made by Safety Shot under this Section 4.4(b) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Yerbaé shall negotiate in good faith with Safety Shot to make such amendments to the terms of this Agreement or the Plan of Arrangement as would enable Safety Shot to proceed with the transactions contemplated by this Agreement on such amended terms. If the Yerbaé Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Yerbaé shall promptly so advise Safety Shot and Yerbaé and Safety Shot shall amend this Agreement to reflect such offer made by Safety Shot, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by Yerbaé Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 4.4, and Safety Shot shall be afforded a new Matching Period from the later of the date on which Safety Shot received the Superior Proposal Notice with respect to the new Superior Proposal from Yerbaé.

(d)	At the written request of Safety Shot, the Yerbaé Board shall promptly reaffirm the Yerbaé Board Recommendation by press release after any Acquisition Proposal which the Yerbaé Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Yerbaé Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 4.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. Yerbaé shall provide Safety Shot and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Safety Shot and its counsel.

(e)	Nothing in this Agreement shall prohibit the Yerbaé Board from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal provided that Yerbaé shall provide Safety Shot and its counsel with a reasonable opportunity to review the form and content of such disclosure and shall give reasonable consideration to any comments made by Safety Shot and its counsel. Further, nothing in this Agreement shall prevent the Yerbaé Board from making any disclosure to the Yerbaé Shareholders if the Yerbaé Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Yerbaé Board or such disclosure is otherwise required under Applicable Law; provided, however, that, notwithstanding the Yerbaé Board shall be permitted to make such disclosure, the Yerbaé Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 4.4(a) and provided that Yerbaé shall provide Safety Shot and its counsel with a reasonable opportunity to review the form and content of such disclosure and shall give reasonable consideration to any comments made by Safety Shot and its counsel.

(f)	Any violation of the restrictions set forth in this Section 4.4 by the Yerbaé Subsidiaries or Yerbaé’s or the Yerbaé Subsidiaries’ respective Representatives shall be deemed to be a breach of this Section 4.4 by Yerbaé. Furthermore, Yerbaé shall be responsible for any breach of this Section 4.4 by the Yerbaé Subsidiaries and its and their respective Representatives.

Article 5
REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of Safety Shot

Safety Shot hereby represents and warrants to and in favour of Yerbaé and acknowledges that Yerbaé is relying upon such representations and warranties in connection with the matters contemplated by this Agreement and the consummation of the Arrangement:

(a)	Organization, Status and Qualification. Safety Shot is duly formed and is validly subsisting, under the laws of its jurisdiction of formation and has the requisite power and authority to own, lease and operate its properties and assets and to conduct its business as now owned and conducted. Safety Shot is duly qualified to carry on business in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Safety Shot Material Adverse Effect.

(b)	Authorization. Safety Shot has all necessary corporate power and authority and has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the Contracts, agreements and instruments required by this Agreement to be delivered by it and the performance of its obligations hereunder and thereunder (subject to approval of the Safety Shot Board of the Safety Shot Circular and matters relating to and to be approved at the Safety Shot Meeting).

(c)	Enforceability. This Agreement has been duly executed and delivered by Safety Shot and (assuming due execution and delivery by Yerbaé) is a legal, valid and binding obligation of Safety Shot enforceable against Safety Shot in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Law of general application relating to or affecting the rights of creditors generally and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction. Each of the Contracts, agreements and instruments required by this Agreement to be delivered by Safety Shot will, at the Effective Time, have been duly executed and delivered by Safety Shot and (assuming due execution and delivery by Yerbaé) will at the Effective Time be enforceable against Safety Shot in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization moratorium and other Applicable Law of general application relating or affecting the rights of creditors generally and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(d)	No Violations. Other than as permitted or contemplated under this Agreement, none of the execution and delivery of this Agreement by Safety Shot, the consummation by Safety Shot of the Arrangement or any of the transactions contemplated by this Agreement or compliance by Safety Shot with any of the provisions hereof will:

(i)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which with or without notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of its constating or governing documents;

(ii)	other than as set out in Schedule 5.1(d)(ii) of the Safety Shot Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Safety Shot is entitled (including by triggering any rights of first refusal or first offer or other restrictions or limitations) under any Contract to which it is a party, except as would not reasonably be expected to have, individually or in the aggregate, a Safety Shot Material Adverse Effect or impede the consummation of the Arrangement;

(iii)	subject to obtaining the Regulatory Approvals and Safety Shot Stockholder Approval, violate any Applicable Law; or

(iv)	result in any restriction on Safety Shot from engaging in its business, as now conducted, or from competing with any Person or in any geographical area and does not and will not trigger or cause to arise any rights of any Person under any contract or arrangement to restrict Safety Shot from engaging in its business, as now conducted.

Other than in connection with obtaining any required Regulatory Approvals, compliance with any Applicable Law, stock exchange rules and policies, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Safety Shot for the consummation by Safety Shot of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not materially impede or delay the ability of Safety Shot to consummate the Arrangement.

(e)	Compliance with Applicable Law; No Orders. Safety Shot and each Safety Shot Subsidiary has complied with all Applicable Law in all material respects and is not in violation of any Applicable Law in any material respect except where the failure to so comply would not reasonably be expected to have a Safety Shot Material Adverse Effect.

(f)	Regulatory Approvals. As at the date of this Agreement, there are no Regulatory Approvals required to be obtained by Safety Shot or any Safety Shot Subsidiary in connection with this Agreement or the Arrangement other than the acceptance of the NASDAQ.

(g)	Capitalization.

(i)	Safety Shot is authorized to issue 100,000 shares of preferred stock and 100,000,000 Safety Shot Shares, of which nil shares of preferred stock and 62,790,314 Safety Shot Shares are outstanding as at the date hereof.

(ii)	The total aggregate number of Consideration Shares issuable hereunder will at the Effective Time have been duly authorized and reserved for issuance and will, on issuance, be validly issued, fully paid and non-assessable.

(h)	Bankruptcy. Neither Safety Shot nor any Safety Shot Subsidiary is an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or any other Applicable Law regarding bankruptcy, insolvency or creditor’s rights generally and nor has any such entity made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. Neither Safety Shot nor any Safety Shot Subsidiary has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of Safety Shot or any Safety Shot Subsidiary or any of the assets of Safety Shot and no execution or distress has been levied on any of the assets of Safety Shot, nor have proceedings been commenced in connection with any of the foregoing.

(i)	Registrant Status and Stock Exchange Compliance. Safety Shot is an SEC registrant. There is no Order delisting, suspending or cease trading any securities of Safety Shot. The Safety Shot Shares are listed and posted for trading on the NASDAQ, and are not listed or quoted on any market other than the NASDAQ, and Safety Shot is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ. No Securities Authority, other competent authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Safety Shot, no such proceeding is, to the knowledge of Safety Shot, pending, contemplated or threatened and neither Safety Shot or any Safety Shot Subsidiary is in material default of any requirement of any Applicable Law.

(j)	U.S. Securities Law Matters.

(i)	The Safety Shot Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and Safety Shot is in compliance with its reporting obligations pursuant to Section 13 of the U.S. Exchange Act.

(ii)	Other than the Safety Shot Shares, Safety Shot does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is Safety Shot subject to any reporting obligations (whether active or suspended) pursuant to Section 15(d) of the U.S. Exchange Act.

(iii)	Safety Shot is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

(k)	Reports. Safety Shot has timely filed true and correct copies of documents that Safety Shot is required to file under U.S. Securities Laws, other than such documents that the failure to file would, individually or in the aggregate, not have a Safety Shot Material Adverse Effect.

(l)	Financial Statements.

(i)	The audited consolidated financial statements for Safety Shot as of and for each of the fiscal years ended on December 31, 2023 and 2022 including the notes thereto and the interim consolidated financial statements for the nine (9) month period ended September 30, 2024 including the notes thereto (collectively, the “Safety Shot Financial Statements”) have been, and all financial statements of Safety Shot which are publicly disseminated by Safety Shot in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with U.S. GAAP applied on a basis consistent with prior periods and all Applicable Law and present fairly, in all material respects, the assets, Liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Safety Shot and the Safety Shot Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).

(ii)	As of the date of this Agreement, none of Safety Shot, any of the Safety Shot Subsidiaries or, to Safety Shot’s knowledge, any director, officer, auditor, accountant or representative of Safety Shot or any of the Safety Shot Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion or claim that Safety Shot or any of the Safety Shot Subsidiaries has engaged in questionable accounting or auditing practices or any expression of concern from its Employees regarding questionable accounting or auditing matters.

(m)	Litigation. To the knowledge of Safety Shot, other than as set out in Schedule 5.1(m) of the Safety Shot Disclosure Letter, there are no investigations by Governmental Entities, actions, suits or proceedings in progress, pending or threatened against Safety Shot or any of the Safety Shot Subsidiaries, which if successful, would reasonably be expected to have a Safety Shot Material Adverse Effect or would significantly impede the ability of Safety Shot to consummate the Arrangement.

(n)	Undisclosed Liabilities. There are no Liabilities or obligations of Safety Shot of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than Liabilities or obligations: (i) disclosed in the Safety Shot Financial Statements; (ii) incurred in the ordinary course of business since September 30, 2024; (iii) incurred in connection with this Agreement; or (iv) that would not be reasonably expected to have, individually or in the aggregate, a Safety Shot Material Adverse Effect.

(o)	No Restrictions on Business. Safety Shot is not a party to or bound or affected by any commitment, agreement, judgment, injunction, order, decree or document binding upon Safety Shot that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business, or individually or in the aggregate, having a Safety Shot Material Adverse Effect or containing any covenant expressly prohibiting, restricting or limiting its freedom or ability to: (i) compete in any line of business or geographic region; (ii) transfer or move any of the assets or operations; (iii) conduct any business practice of Safety Shot as now conducted; or (iv) effect any acquisition of property by Safety Shot (including following the transactions contemplated by this Agreement).

(p)	Intellectual Property. Except as would not be reasonably expected to have, individually or in the aggregate, a Safety Shot Material Adverse Effect: (i) Safety Shot and the Safety Shot Subsidiaries, as applicable, own or possess, or have a licence to or otherwise have the right to use, all Intellectual Property which is material and necessary for the conduct of its business as presently conducted; and (ii) to the knowledge of Safety Shot, neither Safety Shot nor any of the Safety Shot Subsidiaries is infringing on any intellectual property right of any third party.

(q)	Public Disclosure. The information and statements set forth in the Safety Shot Public Record were true, correct and complete, and did not contain any misrepresentation, as of the date of such information or statement.

(r)	No Material Change. Since September 30, 2024, other than as disclosed in the Safety Shot Public Record:

(i)	there has not been any Safety Shot Material Adverse Change (on a consolidated basis) and as of the date of this Agreement, there have been no material facts, transactions, events or occurrences which, to the knowledge of Safety Shot, would reasonably be expected to have a Safety Shot Material Adverse Effect (on a consolidated basis);

(ii)	Safety Shot and the Safety Shot Subsidiaries have not issued, sold, transferred, disposed of, acquired, redeemed, granted options or rights to purchase, rights of first refusal or subscription rights, or sold any securities of Safety Shot or the Safety Shot Subsidiaries (or securities convertible into or exchangeable for Safety Shot Shares) or permitted any reclassifications of any securities of Safety Shot or any of the Safety Shot Subsidiaries;

(iii)	Safety Shot and the Safety Shot Subsidiaries have not amended or modified their constating documents;

(iv)	Safety Shot and the Safety Shot Subsidiaries have not declared, paid or otherwise set aside for payment any non-cash dividend or other non-cash distribution with respect to the Safety Shot Shares or any other equity securities;

(v)	Safety Shot and the Safety Shot Subsidiaries have not merged or consolidated with, or acquired all or substantially all the assets of, or otherwise acquired, any business, business organization or division thereof, or any other Person;

(vi)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, individually or in the aggregate, a Safety Shot Material Adverse Effect has been incurred;

(vii)	there has not been any material change to the accounting practices used by Safety Shot and the Safety Shot Subsidiaries;

(viii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, individually or in the aggregate, a Safety Shot Material Adverse Effect has been incurred;

(ix)	there has not been any satisfaction or settlement of any material claims or material Liabilities, other than the settlement of claims or Liabilities in the ordinary course of business; and

(x)	Safety Shot and the Safety Shot Subsidiaries have conducted their business only in the ordinary and normal course consistent with past practice, except for the transactions contemplated by this Agreement.

(s)	Taxes. Other than as set out in Schedule 5.1(s) of the Safety Shot Disclosure Letter, Safety Shot and the Safety Shot Subsidiaries have timely filed all material Tax Returns required to be filed in all applicable jurisdictions and such Tax Returns are, in all material respects, true, complete and correct, and have been prepared and filed in all material respects in accordance with Applicable Law. Safety Shot and the Safety Shot Subsidiaries have made and remitted all material amounts of required deductions or withholdings of Taxes, and have paid all Taxes payable by Safety Shot and any of the Safety Shot Subsidiaries as and when due and payable.

(t)	Corporate Records. The corporate records and minute books, books of account and other records of Safety Shot and each Safety Shot Subsidiary have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all Applicable Law and prudent business practice and are complete and accurate in all material respects. Copies of the constating documents of Safety Shot and each Safety Shot Subsidiary, together with all amendments to date, which are included in the Safety Shot Information, are accurate and complete in all material respects and have not been amended or superseded.

(u)	Anti-Corruption.

(i)	Safety Shot has not, directly or indirectly: (A) made, offered or authorized any contribution, payment, promise, advantage or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment, promise, advantage or gift would violate, or was or would be prohibited under, Applicable Law, including the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the Convention’s Commentaries, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder.

(ii)	No action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Safety Shot is pending or threatened under any applicable financial recordkeeping and reporting requirements and under all applicable money laundering laws and statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity, whether in Canada, the United States or other jurisdictions.

(iii)	None of Safety Shot nor any director, officer, agent, Employee or any other Person acting on behalf of Safety Shot, has been or is the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) (including but not limited to the designation as a “specially designated national or blocked person” thereunder), the Government of Canada, Her Majesty’s Treasury, the European Union or any other relevant sanctions authority; and Safety Shot is not in violation of any of the economic sanctions of the United States administered by OFAC or economic sanctions of any other relevant sanctions authority or any law or executive order relating thereto (the “Economic Sanctions”) or is conducting business with any Person subject to any Economic Sanctions (a “Sanctioned Person”); and neither Safety Shot nor any of its Affiliates are owned by or affiliated with a Sanctioned Person.

(v)	Safety Shot Fairness Opinion. The Safety Shot Board has received the Safety Shot Fairness Opinion, the conclusion of which has been communicated to Yerbaé and a true and complete copy of which, when executed and delivered in writing, will be made available to Yerbaé, and the Safety Shot Fairness Opinion has not been withdrawn or modified.

(w)	Freely Tradeable Shares. The Consideration Shares to be issued pursuant to the Arrangement, shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Applicable Securities Laws. Such securities shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act or under any other U.S. federal or state securities laws.

(x)	Non-Reliance. Yerbaé acknowledges that none of Safety Shot, any Safety Shot Subsidiary, nor any Safety Shot Stockholder makes any representation or warranty with respect to Safety Shot, any Safety Shot Subsidiary or the Arrangement other than those expressly set forth in this Section 5.1 or any other agreement or instrument entered into by Safety Shot pursuant to this Agreement, and Yerbaé has not relied on any statement of any Person in entering into this Agreement other than such express representations and warranties.

5.2	Representations and Warranties of Yerbaé

Yerbaé hereby represents and warrants to and in favour of Safety Shot as follows and acknowledges that Safety Shot is relying on these representations and warranties in connection with the matters contemplated by this Agreement and the consummation of the Arrangement:

(a)	Organization, Status and Qualification. Each of Yerbaé and each Yerbaé Subsidiary is a corporation duly incorporated, amalgamated or continued, or organized, as the case may be, and is validly subsisting, under the laws of the jurisdiction of its formation and has the requisite power and authority to own, lease and operate its respective properties and assets and to conduct its business as now owned and conducted. Each of Yerbaé and each Yerbaé Subsidiary is duly qualified to carry on business in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Yerbaé Material Adverse Effect.

(b)	Authorization. Yerbaé has all necessary corporate power and authority and has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the Contracts, agreements and instruments required by this Agreement to be delivered by it and the performance of its obligations hereunder and thereunder (subject to approval of the Yerbaé Board of the Yerbaé Circular and matters relating to and to be approved at the Yerbaé Meeting).

(c)	Enforceability. This Agreement has been duly executed and delivered by Yerbaé and (assuming due execution and delivery by Safety Shot) is a legal, valid and binding obligation of Yerbaé enforceable against it in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Law of general application relating to or affecting the rights of creditors generally and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction. Each of the Contracts, agreements and instruments required by this Agreement to be delivered by it will, at the Effective Time, have been duly executed and delivered by it and (assuming due execution and delivery by the other parties thereto) will at the Effective Time be enforceable against it in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization moratorium and other Applicable Law of general application relating or affecting the rights of creditors generally and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(d)	No Violations. Other than as permitted or contemplated under this Agreement and subject to obtaining the consents and delivery of the notices set forth in Schedule 4.2(d) of the Yerbaé Disclosure Letter, none of the execution and delivery of this Agreement by Yerbaé, the consummation by Yerbaé of the Arrangement or any of the transactions contemplated by this Agreement or compliance by Yerbaé with any of the provisions hereof will:

(i)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which with or without notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of its constating or governing documents;

(ii)	allow any Person to exercise any rights, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Yerbaé is entitled (including by triggering any rights of first refusal or first offer or other restrictions or limitations) under any Yerbaé Material Contract;

(iii)	subject to obtaining the Regulatory Approvals and the Yerbaé Shareholder Approval in respect of the Arrangement, violate any Applicable Law; or

(iv)	result in any restriction on Yerbaé or any Yerbaé Subsidiary from engaging in its business, as now conduced, or from competing with any Person or in any geographical area and does not and will not trigger or cause to arise any rights of any Person under any contract or arrangement to restrict Yerbaé or any Yerbaé Subsidiary from engaging in its business, as now conducted.

Other than in connection with obtaining any required Regulatory Approvals, compliance with any Applicable Law, stock exchange rules and policies, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Yerbaé for the consummation by Yerbaé of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not materially impede or delay the ability of Yerbaé to consummate the Arrangement.

(e)	Subsidiaries. Other than the Yerbaé Subsidiaries, Yerbaé does not have any material Subsidiaries or own, directly or indirectly, any shares, partnership interest, limited liability company interest or joint venture interest in, or any security issued by, any other Person. All of the issued and outstanding equity interests of the Yerbaé Subsidiaries are owned beneficially and of record by Yerbaé and are fully paid and non-assessable.

(f)	Compliance with Applicable Law; No Orders. Yerbaé and each Yerbaé Subsidiary has complied with all Applicable Law in all material respects and is not in violation of any Applicable Law in any material respect except where the failure to so comply would not reasonably be expected to have a Yerbaé Material Adverse Effect.

(g)	Regulatory Approvals. As at the date of this Agreement, there are no Regulatory Approvals required to be obtained by Yerbaé or the Yerbaé Subsidiaries in connection with this Agreement or the Arrangement other than the Interim Order, the Final Order and the approval of the TSXV.

(h)	Authorized and Issued Capital. The authorized capital of Yerbaé consists of an unlimited number of Yerbaé Shares and 100,000,000 preferred shares. As of the date of this Agreement, there are issued and outstanding 63,085,228 Yerbaé Shares and nil Yerbaé preferred shares and no other shares are issued and outstanding. Other than: (i) Yerbaé Options to acquire up to 2,163,634 Yerbaé Shares; (ii) Yerbaé Warrants to acquire up to 12,925,405 Yerbaé Shares; (iii) $3,277,000 principal amount Convertible Debentures; (iv) Yerbaé RSUs to acquire up to 2,602,774 Yerbaé Shares; and (v) Yerbaé PSUs to acquire up to 1,480,865 Yerbaé Shares, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Yerbaé of any securities of Yerbaé (including Yerbaé Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Yerbaé (including Yerbaé Shares). All outstanding Yerbaé Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. Other than the Yerbaé Shares, there are no securities of Yerbaé outstanding which have the right to vote generally with the Yerbaé Shareholders on any matter.

(i)	Significant Shareholders. To the knowledge of Yerbaé and other than as disclosed to Safety Shot, no Person beneficially owns, directly or indirectly, or exercises control or direction over, Yerbaé Shares representing more than 10% of the issued and outstanding Yerbaé Shares (each, a “Significant Shareholder”).

(j)	Bankruptcy. Neither Yerbaé nor any Yerbaé Subsidiary is an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or any other Applicable Law regarding bankruptcy, insolvency or creditor’s rights generally and nor has any such entity made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. Neither Yerbaé nor any Yerbaé Subsidiary has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of Yerbaé or any Yerbaé Subsidiary or any of the assets of Yerbaé and no execution or distress has been levied on any of the assets of Yerbaé, nor have proceedings been commenced in connection with any of the foregoing.

(k)	Securities Laws Matters.

(i)	Yerbaé is a reporting issuer under the Applicable Securities Laws in the provinces of British Columbia, and Alberta. The Yerbaé Shares are listed and posted for trading on the TSXV and no Order prohibiting the sale or issuance of the Yerbaé Shares has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of Yerbaé, have been threatened. Yerbaé is not in default under the Applicable Securities Laws or the rules and policies of the TSXV.

(ii)	Yerbaé has not taken any action to cease to be a reporting issuer in the provinces of British Columbia or Alberta, nor has Yerbaé received notification from any Governmental Entities seeking to revoke the reporting issuer status of Yerbaé. No delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of Yerbaé or any Yerbaé Subsidiary is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and Yerbaé is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to Applicable Securities Laws.

(iii)	Yerbaé has timely filed or furnished all of the Yerbaé Public Record required to be filed or furnished by Yerbaé with any Governmental Entity, except as disclosed to Safety Shot. Each of the filings comprising the Yerbaé Public Record, as filed, complied with Applicable Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation.

(iv)	Yerbaé has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed with or furnished to any Governmental Entity. There are no outstanding or unresolved comments in comment letters from any Governmental Entity with respect to any of the Yerbaé Public Record and, to the knowledge of Yerbaé, neither Yerbaé nor anything contained in Yerbaé Public Record is the subject of an ongoing audit, review, comment or investigation by any Governmental Entity.

(l)	No Collateral Benefit. Except for the persons disclosed in Section 5.2(l) of the Yerbaé Disclosure Letter, no related party of Yerbaé (within the meaning of MI 61-101), together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Yerbaé Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement. The Yerbaé Disclosure Letter sets forth all Yerbaé Shares that are required by MI 61-101 to be excluded from voting on the Arrangement Resolution.

(m)	U.S. Securities Law Matters.

(i)	The Yerbaé Shares are registered pursuant to Section 12(g) of the U.S. Exchange Act and Yerbaé is in compliance with its reporting obligations pursuant to Section 13 of the U.S. Exchange Act.

(ii)	Other than the Yerbaé Shares, Yerbaé does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is Yerbaé subject to any reporting obligations (whether active or suspended) pursuant to Section 15(d) of the U.S. Exchange Act.

(iii)	Yerbaé is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940.

(iv)	Yerbaé is not, and on the Effective Date will not be a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(n)	Financial Statements.

(i)	The Yerbaé Financial Statements fairly present, in accordance with U.S. GAAP, consistently applied, the financial position and condition of Yerbaé at the dates thereof and the results of the operations of Yerbaé for the periods then ended and reflect, in accordance with U.S. GAAP, consistently applied, all material assets, Liabilities or obligations (absolute, accrued, contingent or otherwise) of Yerbaé, as at the dates thereof.

(ii)	Neither Yerbaé nor, to Yerbaé’s knowledge, any director, officer, Employee, auditor, accountant or representative of Yerbaé, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, expression of concern or claim from any source, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Yerbaé or the Yerbaé Subsidiaries, including any material complaint, allegation, assertion, expression of concern or claim from any source that Yerbaé has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Yerbaé Board.

(o)	Litigation. To the knowledge of Yerbaé, there are no investigations by Governmental Entities, actions, suits or proceedings in progress, pending or threatened against Yerbaé or any of the Yerbaé Subsidiaries, which if successful, would reasonably be expected to have a Yerbaé Material Adverse Effect or would significantly impede the ability of Yerbaé to consummate the Arrangement.

(p)	Undisclosed Liabilities. There are no Liabilities or obligations of Yerbaé of any kind whatsoever whether accrued, contingent, absolute, determined, determinable or otherwise, other than Liabilities or obligations: (i) disclosed in the Yerbaé Financial Statements; (ii) incurred in the ordinary course of business since September 30, 2024; (iii) incurred in connection with this Agreement; or (iv) that would not be reasonably expected to have, individually or in the aggregate, a Yerbaé Material Adverse Effect.

(q)	No Restrictions on Business. Neither Yerbaé nor any Yerbaé Subsidiary is a party to or bound or affected by any commitment, agreement, judgment, injunction, order, decree or document binding upon Yerbaé or such Yerbaé Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business, or individually or in the aggregate, having a Yerbaé Material Adverse Effect or containing any covenant expressly prohibiting, restricting or limiting its freedom or ability to: (i) compete in any line of business or geographic region; (ii) transfer or move any of the assets or operations; (iii) conduct any business practice of Yerbaé or such Yerbaé Subsidiary as now conducted; or (iv) effect any acquisition of property by Yerbaé or such Yerbaé Subsidiary (including following the transactions contemplated by this Agreement).

(r)	Real Property.

(i)	Except as would not be reasonably expected to have, individually or in the aggregate, a Yerbaé Material Adverse Effect: (A) Yerbaé and the Yerbaé Subsidiaries, as applicable, have valid, good and marketable title to all of the real or immovable property owned by them (collectively, the “Yerbaé Owned Properties”) free and clear of any Liens, except for Permitted Liens; and (B) there are no outstanding options or rights of first refusal to purchase the Yerbaé Owned Properties or any portion thereof or interest therein.

(ii)	Except as would not be reasonably expected to have, individually or in the aggregate, a Yerbaé Material Adverse Effect: (A) each lease or sublease for real and immovable property leased or subleased by Yerbaé or any Yerbaé Subsidiaries creates a good and valid leasehold estate in the premises thereby demised and is in full force and effect; (B) none of Yerbaé or any Yerbaé Subsidiaries is in breach of, or default under, such lease or sublease and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by Yerbaé or any Yerbaé Subsidiaries or permit termination, modification or acceleration by any third party thereunder; and (C) to the knowledge of Yerbaé, no third party has repudiated or has the right to terminate or repudiate any such lease or sublease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof.

(s)	Personal Property. Yerbaé and the Yerbaé Subsidiaries have valid, good and marketable title to all personal property owned by them, except as would not, individually or in the aggregate, be reasonably expected to have a Yerbaé Material Adverse Effect.

(t)	Intellectual Property.

(i)	Schedule 5.2(t)(i) of the Yerbaé Disclosure Letter contains a complete and correct list of all registrations and applications for patents, trademarks, trade names, service marks, service names, brand names, copyrights, know-how and software, and any other material Intellectual Property used or held for use in the operation of Yerbaé’s business, together with a complete list of all licenses granted by or to Yerbaé with respect to any of the foregoing (other than licenses and shrink wrap licenses for commercial off-the-shelf software products with annual fees of less than $50,000). Schedule 5.2(t)(i) of the Yerbaé Disclosure Letter also lists for each such item, where applicable, (A) the name of the record owner; (B) the applicable application, registration or serial or other similar identification number; (C) the jurisdiction in which such item has been registered or filed; (D) the date of filing or issuance; and (E) a list of any approvals required with respect to any content incorporated into any item set forth on Schedule 5.2(t)(ii) of the Yerbaé Disclosure Letter and, if any such approval is required, the name and contact information associated therewith.

(ii)	Schedule 5.2(t)(ii) of the Yerbaé Disclosure Letter contains the following information: (A) a list of any and all domain names associated with Yerbaé; (B) contact information for the domain owner responsible for authorizing transfer, unlocking the domain and providing Safety Shot with the domain key; (C) a list of any existing websites social media pages (e.g., Facebook, Twitter, LinkedIn, etc.) and a description of any intranet for Yerbaé (if any exist); (D) contact information for the owner of each item included in subsection (C) above and administrative access to the accounts relating thereto (login information); and (E) a list of any approvals required with respect to any content incorporated into any item set forth on Schedule 5.2(t)(ii) of the Yerbaé Disclosure Letter and, if any such approval is required, the name and contact information associated therewith.

(iii)	(A) Yerbaé and the Yerbaé Subsidiaries, as applicable, own or possess, or have an exclusive licence to or otherwise have the exclusive right to use, all Intellectual Property which is material to and necessary for the conduct of its business as presently conducted (collectively, the “Yerbaé Intellectual Property Rights”) in each case without payment obligations to any third party, free and clear of any Liens as of the Effective Date, and not subject to termination by any third party; (B) all such Yerbaé Intellectual Property Rights that are registrations and applications for patents, trademarks, trade names, service marks, service names, brand names, copyrights, know-how and software (collectively, the “Yerbaé Registered IP”) are owned by Yerbaé or the Yerbaé Subsidiaries and are valid and enforceable; (C) no third party is infringing upon the Yerbaé Intellectual Property Rights; (D) there is no pending or threatened, action, suit, proceeding or claim by others challenging Yerbaé’s or any of the Yerbaé Subsidiaries’ rights in or to any Yerbaé Intellectual Property Rights, and Yerbaé and the Yerbaé Subsidiaries are unaware of any facts which would form a reasonable basis for any such claim; (E) the Yerbaé Intellectual Property Rights have not been adjudged invalid or unenforceable, in whole or in part, and there is no pending or, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Yerbaé Intellectual Property Rights, and Yerbaé and the Yerbaé Subsidiaries are unaware of any facts which would form a reasonable basis for any such claim; (F) there is no pending or threatened action, suit, proceeding or claim by others that Yerbaé or any of the Yerbaé Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, neither Yerbaé nor any of the Yerbaé Subsidiaries has received any written notice of such claim and Yerbaé the Yerbaé Subsidiaries are unaware of any other facts which would form a reasonable basis for any such claim; and (G) no current or former Employee or contractor of Yerbaé or any of the Yerbaé Subsidiaries is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such Employee or contractor’s employment with Yerbaé or any of the Yerbaé Subsidiaries or actions undertaken by the Employee or contractor while employed with Yerbaé or any of the Yerbaé Subsidiaries.

(iv)	Yerbaé and the Yerbaé Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to maintain, protect and enforce their rights in any trade secrets in Yerbaé’s Intellectual Property, and there has been no unauthorized disclosure to any third party of the same.

(v)	All Persons who have participated in or contributed to the creation, authorship, conception, or development for or on behalf of Yerbaé or any of the Yerbaé Subsidiaries of any Yerbaé Intellectual Property, in whole or in part, have executed and delivered to Yerbaé or the applicable Yerbaé Subsidiary a Contract (A) restricting the disclosure and use by such Person of any trade secrets in the Yerbaé Intellectual Property and (B) providing for the irrevocable and unconditional assignment, using present tense assignment language, by such Person to Yerbaé or the applicable Yerbaé Subsidiary of all right, title, and interest in and to all Yerbaé Intellectual Property Rights arising out of such Person’s employment by, engagement by, or contract with Yerbaé or any Yerbaé Subsidiary, or where such rights, including moral rights, are incapable of assignment, they have been waived. No funding, facilities or personnel of any Governmental Entities were used by Yerbaé to develop any Yerbaé Intellectual Property Rights. Yerbaé or any of the Yerbaé Subsidiaries is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate Yerbaé or any of the Yerbaé Subsidiaries to grant or offer to any other Person any license or right to any Yerbaé Intellectual Property Rights owned by Yerbaé or any of the Yerbaé Subsidiaries.

(vi)	The consummation of the transactions contemplated by the Arrangement Agreement will not cause a modification, cancellation, termination, suspension or acceleration of any right, obligation or payment with respect to any Yerbaé Intellectual Property Rights.

(u)	Employment Matters.

(i)	Section 5.2(u)(i) of the Yerbaé Disclosure Letter sets forth a complete and accurate list of all current Yerbaé employees and each such Employee’s (a) classification as exempt or non-exempt from the US Fair Labor Standards Act and applicable state law and, if exempt, the basis for such exemption; (b) rate of hourly pay or annual salary compensation; (c) terms of incentive compensation (including actual or potential bonus payments and the terms of any commission payments or programs); (d) title(s); (e) location of employment; (f) date of hire; (g) annual vacation, sick and other paid time off allowance; (h) amount of accrued vacation, sick and other paid time off and the economic value thereof; (i) description of other fringe benefits; (j) terms of severance benefits; (k) participation in any Employee Plan; and (l) whether the Employee is on a leave of absence, and if the Employee is on a leave, the classification of such leave and the expected date of the Employee’s return.

(ii)	Other than as disclosed in the Yerbaé Disclosure Letter, all Employees of Yerbaé are employed at will. No Employee of Yerbaé has any agreement as to length of notice or severance payment required to terminate his or her employment other than such as results from Applicable Law from the employment of an employee without an agreement as to notice or severance.

(iii)	Each Yerbaé Employee that has been classified as exempt from the Fair Labor Standards Act or any analogous Applicable Law during the three (3) years prior to the date of this Agreement has been properly classified as exempt and has been paid solely as a salaried employee. Yerbaé and the Yerbaé Subsidiaries have kept and retained accurate time records for the number of hours worked by each Yerbaé Employee who is classified as non-exempt from the Fair Labor Standards Act or any analogous Applicable Laws during the three (3) years prior to the date of this Agreement.

(iv)	Other than as disclosed in the Yerbaé Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Yerbaé Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement, including a change of control of Yerbaé or any of the Yerbaé Subsidiaries, including the transaction contemplated by this Agreement.

(v)	Yerbaé and the Yerbaé Subsidiaries have paid in full, in compliance with their payroll practices and Applicable Law, all amounts due to the Yerbaé Employees, including but not limited to any wages, benefits, encashment of leaves, severance and notice pay, and there are no outstanding Liabilities whatsoever, with respect thereto, or any claims with respect thereof. All amounts that Yerbaé and the Yerbaé Subsidiaries are legally or contractually required to either (a) deduct from the Yerbaé Employees’ salaries and any other compensation or benefit or to transfer to such employees pursuant to an Employee Plan or (b) withhold from the Yerbaé Employees’ salaries and any other compensation or benefits and to pay to any Governmental Entity as required by any Applicable Law, have been duly deducted, transferred, withheld and paid, and Yerbaé and the Yerbaé Subsidiaries do not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with Applicable Law).

(vi)	Yerbaé and the Yerbaé Subsidiaries are in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including hiring practices, pay equity, wages, hours of work, overtime, vacation, parental and family leave and pay, harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, employee trainings and notices, workers’ compensation, affirmative action, unemployment insurance and workers compensation.

(vii)	For the three (3) years prior to the date of this Agreement, there have been no charges and no charge is currently pending under applicable occupational health and safety legislation. Yerbaé has complied in all material respects with any orders issued under applicable occupational health and safety legislation and there are no appeals of any orders under applicable occupational health and safety legislation currently outstanding.

(viii)	For the three (3) years prior to the date of this Agreement, there have been no Yerbaé Employee related claims, complaints, investigations or orders under any Applicable Laws respecting employment and no claim, complaint, investigation or order is now pending or, to the knowledge of Yerbaé, threatened against Yerbaé and the Yerbaé Subsidiaries by or before any Governmental Entity as of the date of this Agreement and, as of the date of this Agreement, no such claims, complaints, investigations or orders could reasonably be expected to have a Yerbaé Material Adverse Effect. For the three (3) years prior to the date of this Agreement, Yerbaé and the Yerbaé Subsidiaries have addressed in all material respects all employment discrimination and sexual harassment allegations by, or against, any Yerbaé Employee of which Yerbaé has knowledge as required in accordance with applicable policies and procedures and Applicable Law. With respect to each such allegation with potential merit, Yerbaé and the Yerbaé Subsidiaries have taken prompt corrective actions intended to stop and/or redress the discriminatory or harassing conduct as required in accordance with applicable policies and procedures and Applicable Law.

(ix)	None of Yerbaé or the Yerbaé Subsidiaries is: (A) a party to any collective bargaining agreement with respect to any Yerbaé Employees or any contract with any employee association; or (B) is subject to any application for certification or, to the knowledge of Yerbaé, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement and no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Yerbaé by way of certification, voluntary recognition or succession rights. There is no labour strike, dispute, work slowdown or stoppage pending or involving, or to the knowledge of Yerbaé threatened against Yerbaé or any of the Yerbaé Subsidiaries. For the three (3) years prior to the date of this Agreement, there have not been and to the knowledge of Yerbaé there are no threatened charges or complaints before the National Labor Relations Board or analogous state or foreign Governmental Entity.

(x)	Each current Yerbaé Employee, consultant or independent contractor who is located in the United States and is not a United States citizen has all approvals necessary to work in the United States in accordance with Applicable Law. Yerbaé and the Yerbaé Subsidiaries have in their files a Form I-9 that is validly and properly completed in accordance with Applicable Law for each Yerbaé Employee, consultant or independent contractor with respect to whom such form is required by Applicable Law. Yerbaé and the Yerbaé Subsidiaries have verified the eligibility of all individuals employed by any of them within the three (3) years prior to the date of this Agreement through the U.S. Department of Homeland Security’s e-Verify system.

(xi)	Yerbaé has provided a complete and accurate list of all current consultants or independent contractors of Yerbaé and the Yerbaé Subsidiaries, which consultant or independent contractor is a natural person or is providing services through a personal services company, and provided each such individual’s (a) rate of pay; (b) incentive compensation (including actual or potential bonus payments and the terms of any commission payments or programs); (c) title(s) (if any); (d) location of engagement; (e) date of engagement; and (f) terms under which such individual’s services are terminable. Each person who is or has been classified as an independent contractor, or as any other non-employee category, by Yerbaé or the Yerbaé Subsidiaries is or has been correctly so classified, is not a common law Employee of Yerbaé or the Yerbaé Subsidiaries, is not entitled to any compensation or benefits to which regular Employees are or were at the relevant time entitled, and is and has been engaged in accordance with all Applicable Laws.

(v)	Material Contracts and Other Contracts. True and correct copies of all Yerbaé Material Contracts entered into by Yerbaé and the Yerbaé Subsidiaries have been included in the Yerbaé Information and:

(i)	such Yerbaé Material Contracts are valid and binding obligations of Yerbaé or the applicable Yerbaé Subsidiary, and Yerbaé has no reason to believe that such Yerbaé Material Contracts are not, valid and binding obligations of each other party thereto;

(ii)	neither Yerbaé nor, to the knowledge of Yerbaé, any of the other parties thereto (including any Yerbaé Subsidiary), is in breach or violation of, or default under (in each case, with or without notice or lapse of time or both) any such Yerbaé Material Contract and Yerbaé has not received or given any notice of a default under any such Yerbaé Material Contract which remains uncured; and

(iii)	to the knowledge of Yerbaé, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any Yerbaé Material Contract or entitle any party to terminate, accelerate, modify or cause a default under, or trigger any pre-emptive rights or rights of first refusal under, any such Yerbaé Material Contracts.

(w)	Public Disclosure. The information and statements set forth in the Yerbaé Public Record were true, correct and complete, and did not contain any misrepresentation, as of the date of such information or statement.

(x)	No Material Change. Since the date of the latest Yerbaé Financial Statements:

(i)	there has not been any Yerbaé Material Adverse Change (on a consolidated basis) and as of the date of this Agreement, there have been no material facts, transactions, events or occurrences which, to the knowledge of Yerbaé, would reasonably be expected to have a Yerbaé Material Adverse Effect (on a consolidated basis);

(ii)	Yerbaé and the Yerbaé Subsidiaries have not issued, sold, transferred, disposed of, acquired, redeemed, granted options or rights to purchase, rights of first refusal or subscription rights, or sold any securities of Yerbaé or the Yerbaé Subsidiaries (or securities convertible into or exchangeable for Yerbaé Shares) or permitted any reclassifications of any securities of Yerbaé or any of the Yerbaé Subsidiaries;

(iii)	Yerbaé and the Yerbaé Subsidiaries have not amended or modified their constating documents;

(iv)	Yerbaé and the Yerbaé Subsidiaries have not declared, paid or otherwise set aside for payment any non-cash dividend or other non-cash distribution with respect to the Yerbaé Shares or any other equity securities;

(v)	Yerbaé and the Yerbaé Subsidiaries have not merged or consolidated with, or acquired all or substantially all the assets of, or otherwise acquired, any business, business organization or division thereof, or any other Person;

(vi)	other than as disclosed in the Yerbaé Disclosure Letter, there has not been any material increase in the salary, bonus or other remuneration payable by Yerbaé or any of the Yerbaé Subsidiaries to any of their respective directors, officers, Employees or consultants, and there has not been any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, deferred compensation or other compensation award or any grant to such director, officer, Employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors, officers, Employees or consultants;

(vii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, individually or in the aggregate, a Yerbaé Material Adverse Effect has been incurred;

(viii)	there has not been any material change to the accounting practices used by Yerbaé and the Yerbaé Subsidiaries;

(ix)	there has not been any entering into, or any amendment of, any Yerbaé Material Contract other than in the ordinary course of business consistent with past practice;

(x)	there has not been any satisfaction or settlement of any material claims or material Liabilities, other than the settlement of claims or Liabilities in the ordinary course of business; and

(xi)	Yerbaé and the Yerbaé Subsidiaries have conducted their business only in the ordinary and normal course consistent with past practice, except for the transactions contemplated by this Agreement.

(y)	Taxes.

(i)	Yerbaé and the Yerbaé Subsidiaries have timely filed, all material Tax Returns prior to the date hereof, other than those which have been administratively waived, and all such Tax Returns are true, complete and correct and are in accordance with Applicable Law in all material respects;

(ii)	Yerbaé and the Yerbaé Subsidiaries have paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and for which adequate accruals have been provided in the Yerbaé Financial Statements. Yerbaé and the Yerbaé Subsidiaries have provided adequate accruals in accordance with U.S. GAAP in the most recent Yerbaé Financial Statements for any Taxes of Yerbaé and each of the Yerbaé Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due in any Tax Returns. Since the date of the most recent Yerbaé Financial Statements, no material liability in respect of Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(iii)	Yerbaé and the Yerbaé Subsidiaries have duly and timely withheld, or caused to be withheld, all material amounts of Taxes required by Applicable Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any Person, including any present or former Employees, officers or directors and any Persons who are non-residents of Canada for the purpose of the Tax Act) and duly and timely remitted, or caused to be remitted, to the appropriate Taxing Authority such Taxes required by Applicable Law to be remitted by it;

(iv)	Yerbaé and the Yerbaé Subsidiaries have duly and timely collected, or caused to be collected, all material amounts of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Applicable Law to be collected by it and duly and timely remitted to the appropriate Taxing Authority any such amounts required by Applicable Law to be remitted by it;

(v)	there are no audits or investigations in progress, or to the knowledge of Yerbaé, pending or threatened by any Governmental Entity with respect to Taxes against Yerbaé or any Yerbaé Subsidiary or any of the assets of Yerbaé or any Yerbaé Subsidiary; and to the knowledge of Yerbaé, no deficiencies, litigation, proposed adjustments or matters in controversy with respect to any amount of Taxes of Yerbaé or any Yerbaé Subsidiary have been asserted or have been raised by any Governmental Entity which remain unresolved at the date hereof, except, in each case, as are being contested in good faith and for which adequate accruals have been provided in the Yerbaé Financial Statements;

(vi)	there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any amount of Taxes of, or the filing of any Tax Return or any payment of any amount of Taxes by, Yerbaé or any Yerbaé Subsidiary;

(vii)	Yerbaé is, and has been since incorporation, a “taxable Canadian corporation” as defined in the Tax Act;

(viii)	there are no circumstances existing which could result in additional Taxes owing as a result of the application of Section 17, Section 18(4), Section 78, Section 79, Sections 80 to 80.04 or Section 245 of the Tax Act to each of Yerbaé and the Yerbaé Subsidiaries;

(ix)	there are no Liens for Taxes upon any of the assets of Yerbaé or any of the Yerbaé Subsidiaries;

(x)	none of Yerbaé or any Yerbaé Subsidiaries have engaged in any “reportable transaction” as defined in Section 237.3(1) of the Tax Act (or any comparable provision of any other applicable Law, including U.S. Treasury Regulations Section 1.6011-4(b)(1)) or any “notifiable transaction” as defined in Section 237.4(1) of the Tax Act (or any comparable provision of any other Applicable Law);

(xi)	Yerbaé and each of the Yerbaé Subsidiaries have complied in all material respects with relevant transfer pricing laws (including, Section 247 of the Tax Act), including any documentation and record keeping requirements thereunder; and

(xii)	Yerbaé has not either directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(z)	Corporate Records. The corporate records and minute books, books of account and other records of Yerbaé and each Yerbaé Subsidiary have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all Applicable Law and prudent business practice and are complete and accurate in all material respects. Copies of the constating documents of Yerbaé and each Yerbaé Subsidiary, together with all amendments to date, which are included in the Yerbaé Information, are accurate and complete in all material respects and have not been amended or superseded.

(aa)	Insurance. Policies of insurance are in force naming Yerbaé as an insured that adequately cover all risks as are customarily covered by businesses in the industry in which Yerbaé operates and Yerbaé and the Yerbaé Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the Arrangement. To the knowledge of Yerbaé, each material insurance policy currently in effect that insures the physical properties, business, operations and assets of Yerbaé and the Yerbaé Subsidiaries is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no material claim pending under any insurance policy of Yerbaé or any Subsidiary that has been denied, rejected, questioned, or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(bb)	Employee Plans.

(i)	Except as would not be reasonably expected to have, individually or in the aggregate, a Yerbaé Material Adverse Effect, all of the Employee Plans are and have been established, registered, qualified and administered in accordance with all Applicable Law and in accordance with their terms, the terms of the material documents that support such Employee Plans and the terms of agreements between Yerbaé and the Yerbaé Subsidiaries and Yerbaé Employees (present and former) who are members of, or beneficiaries under, the Employee Plans. To the knowledge of Yerbaé, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan. Neither Yerbaé nor, to the knowledge of Yerbaé, any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(ii)	Except as would not be reasonably expected to have, individually or in the aggregate, a Yerbaé Material Adverse Effect: (A) all current obligations of Yerbaé regarding the Employee Plans have been satisfied; and (B) all contributions, premiums or Taxes required to be made or paid by Yerbaé by Applicable Law or under the terms of each Employee Plan have been made in a timely fashion in accordance with Applicable Law and the terms of the applicable Employee Plan.

(iii)	There are no material pension or retirement income plans of Yerbaé.

(iv)	To the knowledge of Yerbaé, no Employee Plan is subject to any pending investigation, examination, action, claim (including claims for Taxes, interest, penalties or fines) or any other proceeding initiated by any Person (other than routine claims for benefits) which, if adversely determined, would be reasonably expected to have, individually or in the aggregate, a Yerbaé Material Adverse Effect and, to the knowledge of Yerbaé, there exists no state of facts which could reasonably be expected to give rise to any such investigation, examination, action, claim or other proceeding.

(v)	Except as provided in this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not: (A) result in any material payment (including bonus, golden parachutes, retirement, severance, unemployment compensation or other benefit or enhanced benefit) becoming due or payable to any of the Yerbaé Employees (present or former); (B) materially increase the compensation or benefits otherwise payable to any Yerbaé Employee (present or former); or (C) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Employee Plan.

(vi)	None of the Employee Plans provide for retiree or post-termination benefits or for benefits to retired or terminated Employees or to the beneficiaries or dependants of retired or terminated Employees.

(vii)	All current obligations of Yerbaé regarding the Employee Plans have been satisfied, and all contributions, premiums or Taxes required to be made or paid by Yerbaé by Applicable Law or under the terms of each Employee Plan have been made in a timely fashion in accordance with Applicable Law and the terms of the applicable Employee Plan.

(cc)	Environmental Matters. Except as would not be reasonably expected to have, individually or in the aggregate, a Yerbaé Material Adverse Effect: (i) no written notice, order, complaint or penalty has been received by Yerbaé or any of the Yerbaé Subsidiaries alleging that Yerbaé or any of the Yerbaé Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Laws and there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of Yerbaé, threatened against Yerbaé or any of the Yerbaé Subsidiaries which alleges a violation of, or any liability or potential liability under, any Environmental Laws; (ii) Yerbaé and each of the Yerbaé Subsidiaries has all environmental permits necessary for the operation of their respective businesses and to comply with all Environmental Laws; and (iii) the operations of Yerbaé and each of the Yerbaé Subsidiaries are in compliance with Environmental Laws.

(dd)	No Dividends. Since December 31, 2023, Yerbaé has not declared, paid or resolved to declare or pay any dividends or distributions.

(ee)	Related Party Transactions. Other than as disclosed in the Yerbaé Disclosure Letter, no officer, director or Employee of Yerbaé, or any Affiliate of such officer, director or Employee: (i) is a party to any contract or transaction with Yerbaé (other than services as Employees, officers or directors); (ii) has any ownership interest in any property, real or personal or mixed, tangible or intangible, used by Yerbaé or any Yerbaé Subsidiary in its business; or (iii) is indebted to Yerbaé or any Yerbaé Subsidiary.

(ff)	Brokers. Other than as set out in Schedule 4.2(dd) of the Yerbaé Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, Yerbaé in connection with this Agreement or the Arrangement.

(gg)	Anti-Corruption.

(i)	Neither Yerbaé nor any Yerbaé Subsidiary has, directly or indirectly: (A) made, offered or authorized any contribution, payment, promise, advantage or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment, promise, advantage or gift would violate, or was or would be prohibited under, Applicable Law, including the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the Convention’s Commentaries, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder.

(ii)	No action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Yerbaé or any Yerbaé Subsidiary is pending or threatened under any applicable financial recordkeeping and reporting requirements and under all applicable money laundering laws and statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity, whether in Canada or other jurisdictions.

(iii)	None of Yerbaé, any Yerbaé Subsidiary, nor any director, officer, agent, Employee or any other Person acting on behalf of Yerbaé, or any Yerbaé Subsidiary has been or is the subject of any sanctions administered by the OFAC (including but not limited to the designation as a “specially designated national or blocked person” thereunder), the Government of Canada, Her Majesty’s Treasury, the European Union or any other relevant sanctions authority; and none of Yerbaé or any Yerbaé Subsidiary is in violation of any of the economic sanctions of the United States administered by OFAC or Economic Sanctions or is conducting business with any Person subject to any Economic Sanctions.

(hh)	Equity Monetization Plans. Other than as disclosed in the Yerbaé Disclosure Letter, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any Employee and which are based upon the revenue, value, income or any other attribute of Yerbaé or any Yerbaé Subsidiary.

(ii)	Rights Plans. Yerbaé does not have any similar type of shareholder rights plan. Yerbaé will not adopt any shareholder rights plan or any other similar form of plan, agreement, Contract or instrument that will trigger any rights to acquire Yerbaé Shares or other securities of Yerbaé or any Yerbaé Subsidiary upon the entering into of this Agreement or in connection with the Arrangement.

(jj)	Investment Company. None of Yerbaé or any Yerbaé Subsidiary is registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(kk)	Yerbaé Fairness Opinion. The Yerbaé Board has received the Yerbaé Fairness Opinion, the conclusion of which has been communicated to Safety Shot and a true and complete copy of which, when executed and delivered in writing, will be made available to Safety Shot, and the Yerbaé Fairness Opinion has not been withdrawn or modified.

(ll)	Shareholder Agreements. There are no shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements, or commitments to which Yerbaé is a party or, to the knowledge of Yerbaé, with respect to any shares or other equity interests of Yerbaé or any other Contract relating to disposition, voting or dividends with respect of any equity securities of Yerbaé.

(mm)	Competition Act. Yerbaé, together with its Affiliates, as such term is defined under the Competition Act, neither have assets in Canada with an aggregate value in excess of CAD$93,000,000 nor aggregate gross revenues from sales in, from or into Canada in excess of CAD$93,000,000, as determined in accordance with the Competition Act.

(nn)	Long-term Debt. Other than as set out in Section 5.2(nn) of the Yerbaé Disclosure Letter, as of the Effective Date, Yerbaé shall have no long-term Indebtedness outstanding.

(oo)	Transaction Expenses. As of the Effective Date, the outstanding and unpaid Transaction Expenses of Yerbaé shall be equal to or less than $500,000.

(pp)	Research Studies. The research studies conducted by or on behalf of, or sponsored by, Yerbaé or any Yerbaé Subsidiary, or in which Yerbaé or any Yerbaé Subsidiary have participated, as applicable, were and, if still pending, are being, conducted in all material respects in accordance with applicable experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by Yerbaé or any Yerbaé Subsidiary and all applicable statutes, rules and regulations to which they are subject, and none of Yerbaé or any Yerbaé Subsidiary has received any written notices or correspondence from any federal, provincial, state, local or foreign governmental body exercising authority or any institutional review board or comparable authority requiring or threatening the premature termination, suspension, material modification or clinical hold of any research studies conducted by or on behalf of, or sponsored by, Yerbaé or any Yerbaé Subsidiary or in which Yerbaé or any Yerbaé Subsidiary has participated, and to Yerbaé or any Yerbaé Subsidiary’s knowledge, there are no reasonable grounds for the same. There has not been any violation of Applicable Law or regulation by any of Yerbaé or any Yerbaé Subsidiary in its product development efforts, submissions or reports to any regulatory authority that could reasonably be expected to require investigation, corrective action or enforcement action, except where such violation would not be reasonably expected to have, individually or in the aggregate, a Yerbaé Material Adverse Effect.

(qq)	Suppliers and Distributors. No supplier or distributor has notified Yerbaé or any Yerbaé Subsidiary, and to the knowledge of Yerbaé or any Yerbaé Subsidiary, as the case may be, there is no reason to believe that any such supplier or distributor will not continue dealing with Yerbaé or any Yerbaé Subsidiary on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course.

(rr)	Governmental Licences. Yerbaé and each Yerbaé Subsidiary possess or has applied for all Permits, licences, approvals, consents and other Authorizations (collectively, “Governmental Licences”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to hold such Governmental Licences would not, individually or in the aggregate, result in a Yerbaé Material Adverse Effect in respect of Yerbaé or any Yerbaé Subsidiary, as applicable. Yerbaé and each Yerbaé Subsidiary is in compliance with the terms and conditions of all such Governmental Licences, except where the failure so to comply would not, individually or in the aggregate, result in a Yerbaé Material Adverse Effect in respect of Yerbaé or any Yerbaé Subsidiary, as applicable.

(ss)	Non-Reliance. Safety Shot acknowledges that none of Yerbaé, any Yerbaé Subsidiary, nor any Yerbaé Shareholder makes any representation or warranty with respect to Yerbaé, any Yerbaé Subsidiary or the Arrangement other than those expressly set forth in this Section 5.2 or any other agreement or instrument entered into by Yerbaé pursuant to this Agreement, and Safety Shot has not relied on any statement of any Person in entering into this Agreement other than such express representations and warranties.

5.3	Survival of Representations and Warranties

The representations and warranties of Yerbaé and Safety Shot contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 5.3 shall not limit any undertaking, obligation, covenant or agreement of whatever nature of Yerbaé or Safety Shot which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

Article 6
CONDITIONS PRECEDENT

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction or mutual waiver, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the Interim Order will have been granted in form and substance satisfactory to Safety Shot and Yerbaé, acting reasonably, and such order will not have been set aside or modified in a manner unacceptable to Safety Shot or Yerbaé, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution will have been passed by the Yerbaé Shareholders by the Outside Date in accordance with the Interim Order;

(c)	the Safety Shot Stockholder Matters will have been passed by the Safety Shot Stockholder by the Outside Date;

(d)	the Final Order will have been granted by the Outside Date in form and substance satisfactory to Safety Shot and Yerbaé, acting reasonably, and such order will not have been set aside or modified in a manner unacceptable to Safety Shot or Yerbaé, each acting reasonably, on appeal or otherwise;

(e)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order or law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(f)	all Regulatory Approvals will have been obtained on terms and conditions satisfactory to each of Safety Shot and Yerbaé, each acting reasonably;

(g)	the Consideration Shares to be issued upon the exchange of Yerbaé Shares, shall, subject to customary conditions, have been approved for listing on the NASDAQ; and

(h)	the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

6.2	Additional Conditions to Obligations of Safety Shot

The obligation of Safety Shot to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Safety Shot and may be waived by Safety Shot, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which Safety Shot may have):

(a)	the representations and warranties of Yerbaé set forth (i) in Section 5.2(a) [Execution and Binding Obligation], Section 5.2(b) [Authorization], Section 5.2(c) [Enforceability], Section 5.2(d) [No Violations], Section 5.2(e) [Subsidiaries], Section 5.2(h) [Authorized and Issued Capital], Section 5.2(ff) [Brokers], Section 5.2(nn) [Long-term Debt] and Section 5.2(oo) [Transaction Expenses] are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct in all respects; and (ii) otherwise in this Agreement (other than those to which clause (i) above applies) are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Yerbaé Material Adverse Effect (and, for this purpose, any reference to “material”, “Yerbaé Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Yerbaé will have delivered a certificate confirming same to Safety Shot, executed by two (2) senior officers of Yerbaé (in each case without personal liability) addressed to Safety Shot and dated the Effective Date;

(b)	Yerbaé will have complied in all material respects with its covenants herein, and Yerbaé will have delivered a certificate confirming same to Safety Shot, executed by two (2) senior officers of Yerbaé (in each case without personal liability) addressed to Safety Shot and dated the Effective Date;

(c)	there shall be no action or proceeding (whether by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to:

(i)	cease trade, enjoin or prohibit or impose any limitations, Damages or conditions on, Safety Shot’s ability to acquire, hold or exercise full rights of ownership over, any Yerbaé Shares, including the right to vote the Yerbaé Shares;

(ii)	impose terms or conditions on the completion of the Arrangement or on the ownership or operation by Safety Shot of the business or assets of Safety Shot, Yerbaé and any Yerbaé Subsidiaries, Affiliates and related entities; or

(iii)	prevent or materially delay the consummation of the Arrangement;

(d)	between the date hereof and the Effective Time, there will not have occurred any Yerbaé Material Adverse Effect;

(e)	Safety Shot shall have received the Yerbaé Shareholder Support Agreements duly executed by each of the Yerbaé Supporting Securityholders no later than 30 days following the date hereof;

(f)	as of the Effective Time, the Yerbaé Supporting Securityholders shall not have breached their obligations or covenants under the Yerbaé Shareholder Support Agreements in any material respect; and

(g)	Yerbaé Shareholders have not validly exercised and not withdrawn Dissent Rights with respect to more than 5% of the Yerbaé Shares then outstanding.

6.3	Additional Conditions to Obligations of Yerbaé

The obligation of Yerbaé to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Yerbaé and may be waived by Yerbaé, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which Yerbaé may have):

(a)	Safety Shot shall have delivered the Consideration Shares in accordance with Section 2.14;

(b)	the representations and warranties of Safety Shot set forth (i) in Section 5.1(a) [Organization, Status and Qualification], Section 5.1(b) [Authorization], Section 5.1(c) [Enforceability], Section 5.1(d) [No Violations], and Section 5.1(g) [Capitalization] are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct in all respects; and (ii) otherwise in this Agreement (other than those to which clause (i) above applies) are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Safety Shot Material Adverse Effect (and, for this purpose, any reference to “material”, “Safety Shot Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Safety Shot will have delivered a certificate confirming same to Yerbaé, executed by two (2) senior officers of Safety Shot (in each case without personal liability) addressed to Yerbaé and dated the Effective Date;

(c)	Safety Shot will have complied in all material respects with its covenants herein, and Safety Shot will have delivered a certificate confirming same to Yerbaé, executed by two (2) senior officers of Safety Shot (in each case without personal liability) addressed to Yerbaé and dated the Effective Date;

(d)	between the date hereof and the Effective Time, there will not have occurred any Safety Shot Material Adverse Effect;

(e)	there shall be no action or proceeding (whether by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to prevent or materially delay the consummation of the Arrangement; and

(f)	Safety Shot shall have appointed Todd Gibson to the Safety Shot Board, with such appointment to become effective as of the Effective Time.

6.4	Notice and Effect of Failure to Comply with Conditions

(a)	Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided that, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)	If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that the Party intending to rely thereon has delivered a written notice to the other Parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure any such matter capable of being cured, and that has not occurred as a result of a willful breach, to the satisfaction of the other Parties, acting reasonably, no Party may terminate this Agreement if such matter capable of being cured has been cured to the satisfaction of the Parties seeking termination of this Agreement, acting reasonably, prior to the expiration of a period of ten (10) Business Days from the date of receipt of such notice (provided that no such cure period shall extend beyond the Outside Date and no such cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a Party. If a Party seeking termination of this Agreement hereunder delivers a notice of such termination within ten (10) Business Days of the scheduled date of the Safety Shot Meeting or Yerbaé Meeting, as applicable, unless the Parties agree otherwise and subject to compliance with Applicable Law, the respective Party shall postpone or adjourn its stockholders’ or shareholders’ meeting to the earlier of: (i) the date that is ten (10) Business Days from receipt of the termination notice; and (ii) five (5) Business Days prior to the Outside Date.

6.5	Satisfaction of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released at the Effective Time. For certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.14 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any Person.

Article 7
AMENDMENT

7.1	Amendment

This Agreement may at any time and from time to time before or after the holding of the Yerbaé Meeting be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of the Yerbaé Shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment reduces or materially adversely affects the consideration to be received by Yerbaé Shareholders without approval by the affected Yerbaé Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Amendment of Plan of Arrangement

(a)	Yerbaé and Safety Shot reserve the right to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time by written agreement of the Parties, provided that any amendment, modification or supplement must be contained in a written document which is: (i) filed with the Court and, if made following the Yerbaé Meeting, approved by the Court; and (ii) communicated to Yerbaé Shareholders in the manner required by the Court (if so required).

(b)	Other than as may be required under the Interim Order, any amendment, modification or supplement to the Plan of Arrangement may be proposed by Yerbaé and Safety Shot (if consented to by each of the Parties, each acting reasonably) at any time prior to or at the Yerbaé Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by this Agreement, by the Yerbaé Shareholders, shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to the Plan of Arrangement which is approved or directed by the Court following the Yerbaé Meeting shall be effective only: (i) if it is consented to by Yerbaé and Safety Shot (each acting reasonably); and (ii) is not adverse to the financial interests of any former holder of Yerbaé Shares and, if required by the Court or Applicable Law, it is consented to by the Yerbaé Shareholders.

(d)	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Effective Time shall be effective only if it is consented to in writing by Safety Shot and Yerbaé, and provided that it concerns a matter which, in the reasonable opinion of each of Safety Shot and Yerbaé, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial interests of any former holder of Yerbaé Shares, Yerbaé Options or Yerbaé Warrants.

Article 8
TERMINATION

8.1	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Date:

(i)	by mutual written consent of the Parties;

(ii)	by either Safety Shot or Yerbaé, if the Arrangement Resolution shall have failed to receive the Yerbaé Shareholder Approval at the Yerbaé Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iii)	by either Safety Shot or Yerbaé, if the Safety Shot Stockholder Matters shall have failed to receive the Safety Shot Stockholder Approval at the Safety Shot Meeting (including any adjournment or postponement thereof);

(iv)	by either Safety Shot or Yerbaé, if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(a)(iv) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(v)	as provided in Section 6.4; provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 6.1, 6.2 and 6.3, as applicable, not to be satisfied;

(vi)	by Safety Shot if:

(A)	prior to the Effective Time: (1) the Yerbaé Board or any committee thereof: (i) fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Safety Shot or fails to reaffirm (without qualification) the Yerbaé Board Recommendation, or its recommendation of the Arrangement within five (5) Business Days (and in any case prior to the Yerbaé Meeting) after having been requested in writing by Safety Shot to do so (acting reasonably); or (ii) takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after the public announcement of such Acquisition Proposal; or (2) the Yerbaé Board or a committee thereof shall have resolved or proposed to take any of the foregoing actions ((1) or (2) each a “Change in Recommendation”);

(B)	prior to the approval by the Yerbaé Shareholders of the Arrangement Resolution, the breach by Yerbaé, the Yerbaé Subsidiaries or their respective Representatives of any of its obligations under Article 4;

(C)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Yerbaé set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(e) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Safety Shot and provided that Safety Shot is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(c) not to be satisfied; or

(D)	there has occurred a Yerbaé Material Adverse Effect which is not capable of being cured on or before the Outside Date; and

(vii)	by Yerbaé if:

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Safety Shot set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a), Section 6.3(b) or Section 6.3(c) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Yerbaé and provided that Yerbaé is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(B)	prior to the approval by the Yerbaé Shareholders of the Arrangement Resolution, the Yerbaé Board authorizes Yerbaé to enter into a definitive written agreement with respect to a Superior Proposal (excluding a confidentiality agreement permitted by and in accordance with Section 4.3 [Responding to an Acquisition Proposal]), provided Yerbaé is then in compliance with Article 4 and that prior to or concurrent with such termination Yerbaé pays the Termination Fee in accordance with the provisions hereof;

(C)	there has occurred a Safety Shot Material Adverse Effect which is not capable of being cured on or before the Outside Date; or

(D)	there has occurred a Safety Shot Change of Recommendation.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 8.1 shall deliver written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.1, this Agreement will forthwith become void and no Party will have any further liability or obligation to the other Parties hereunder except as provided this Section 8.1(b), Section 3.5(h), Section 3.6(j), Section 8.2, and Article 10, which will survive such termination. Notwithstanding the foregoing, nothing contained in this Section 8.1(c) shall relieve any Party from liability for any fraud or wilful or intentional breach of any provision of this Agreement.

8.2	Expenses and Termination Fee

(a)	Except as expressly otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of Yerbaé incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated, provided that in the event that the Arrangement is consummated, Safety Shot shall pay Yerbaé’s Transaction Expenses, up to a maximum of $500,000.

(b)	For the purposes of this Agreement, “Termination Fee” means an amount equal to $1,750,000 plus Transaction Expenses of Safety Shot, which Transaction Expenses shall not exceed $250,000.

(c)	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(i)	by Safety Shot pursuant to Section 8.1(a)(vi)(A) [Change in Recommendation];

(ii)	by Safety Shot pursuant to Section 8.1(a)(vi)(B) [Breach of Non-Solicit];

(iii)	by Yerbaé pursuant to Section 8.1(a)(vii)(B) [Superior Proposal]; or

(iv)	by Yerbaé or Safety Shot pursuant to Section 8.1(a)(ii) [No Required Shareholder Approval], but only if:

(A)	prior to the Yerbaé Meeting, a bona fide Acquisition Proposal is made or proposed to Yerbaé or publicly announced by any Person other than Safety Shot or any of its Affiliates and such Acquisition Proposal has not been withdrawn; and

(B)	within twelve (12) months following the date of such termination, any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is (A) consummated or effected, or (B) Yerbaé and/or any of the Yerbaé Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement (other than a confidentiality agreement permitted by and in accordance with Sections 4.1 or 4.4) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within twelve (12) months following such termination), provided that, for the purposes of this Section 8.2(c)(iv), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more.”

(d)	If a Termination Fee Event occurs, Yerbaé shall pay the Termination Fee to Safety Shot by wire transfer of immediately available funds, as follows:

(i)	if the Termination Fee is payable pursuant to Sections 8.2(c)(i) or 8.2(c)(ii), the Termination Fee shall be payable within two (2) Business Days following such termination;

(ii)	if the Termination Fee is payable pursuant to Section 8.2(c)(iii), the Termination Fee shall be payable concurrently with such termination; and

(iii)	if the Termination Fee is payable pursuant to Section 8.2(c)(iv), the Termination Fee shall be payable concurrently with the consummation of the Acquisition Proposal referred to in Section 8.2(c)(iv)(B).

(e)	The Termination Fee payable by Yerbaé pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Applicable Law. If Yerbaé is required by Applicable Law to deduct or withhold any Taxes from the payment of the Termination Fee, (i) Yerbaé shall make such required deductions or withholdings, (ii) Yerbaé shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with Applicable Law and (iii) the amount of the Termination Fee shall be increased as necessary such that the amount received by Safety Shot shall be equal to the amount that would have been received had no such deduction or withholding been made.

(f)	If this Agreement shall have been terminated (i) by Safety Shot pursuant to Section 8.1(a)(vi)(C) [Breach of Yerbaé Representations, Warranties or Covenants], or (ii) by Yerbaé pursuant to Section 8.1(a)(vii)(A) [Breach of Safety Shot Representations, Warranties or Covenants] or Section 8.1(a)(vi)(C) [Safety Shot Change of Recommendation], the non-terminating Party shall pay, or cause to be paid, to the terminating Party by wire transfer of immediately available funds, an amount, after deduction for any applicable withholding Tax on such payment, equal to $500,000 plus the Transaction Expenses of the terminating Party, but in no event shall such aggregate amount exceed $750,000 (the “Expense Reimbursement”), such payment to be made within one (1) Business Day of any such termination. Yerbaé or Safety Shot shall only be obligated to pay the Expense Reimbursement once pursuant to this Section 8.2(f). No Expense Reimbursement shall be payable pursuant to this Section 8.2(f) if Yerbaé has paid the Termination Fee.

(g)	Each Party acknowledges that the payment amounts set forth in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the payment amounts set forth in this Section 8.2 represent liquidated Damages which are a genuine pre-estimate of the Damages, including opportunity costs, reputational Damages and expenses, which the Party entitled to such Damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties and shall be the sole remedy at law or in equity with respect thereto. Yerbaé irrevocably waives any right it may have to raise as a defence that any such liquidated Damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to the applicable Termination Fee or Expense Reimbursement and such amount is paid in full, the Party entitled to such amount shall be precluded from any other remedy against the other Party under Applicable Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or Damages of any kind, including consequential, indirect, or punitive Damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, Stockholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby. In no event shall a Party be entitled to collect the applicable Termination Fee or Expense Reimbursement on more than one occasion.

(h)	The Parties acknowledge that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement; accordingly, if Yerbaé or Safety Shot, as applicable, fails to pay the Termination Fee or Expense Reimbursement when due and, in order to obtain such payment, the other Party commences a suit that results in a judgment against Yerbaé or Safety Shot, as applicable, for the Termination Fee or Expense Reimbursement, such breaching Party shall pay to the other Party (a) its costs and expenses (including attorneys’ fees) in connection with such suit; and (b) interest on the Termination Fee or Expense Reimbursement, as applicable, from the date the Termination Fee or Expense Reimbursement, as applicable, becomes due and payable at a rate per annum equal to the prime rate published in the Wall Street Journal, Eastern Edition, in effect on the date of the termination of this Agreement plus five percent (5%).

Article 9
NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by email (with confirmation of transmission) or delivered by registered mail (return receipt requested, postage prepaid), addressed as follows:

(a)	in the case of Safety Shot to:

Safety Shot, Inc.

1061 E. Indiantown Rd., Ste. 110

Jupiter, FL 33477

Attention:	Jarrett Boon, Chief Executive Officer
Email:	jboon@drinksafetyshot.com

with copies to:

Law Office of Scott P. Barlow, a Professional Corporation

2745 Allyson Court

Westlake Village, CA 91362

Attention:	Scott P. Barlow
Email:	scott@barlowlegal.net

Mintz LLP

200 Bay St., South Tower, Suite 2800

Toronto , Ontario M5J 2J3

Attention:	Kenneth Koch | Eric Foster | Ivan Presant
Email:	krkoch@mintz.com | efoster@mintz.com | ijpresant@mintz.com

(b)	in the case of Yerbaé, to:

Yerbaé Brands Corp.

18801 N Thompson Peak Pkwy

Suite 380 Scottsdale AZ, 85255

Attention:	Todd Gibson, Chief Executive Officer
Email:	todd@yerbae.com

with a copy to:

Cozen O’Connor LLP

Bentall 5, 550 Burrard St., Suite 2501

Vancouver, BC V6C 2B5

Attention:	Virgil Hlus | Alex Farkas
Email:	VHlus@cozen.com | AFarkas@cozen.com

or at such other address or email of which the addressee may from time to time may notify the addressor. Any notice shall be deemed to have been validly and effectively given and received (a) if sent by personal delivery or by courier on the date of actual receipt by the receiving Party; (b) if sent by email on the date of transmission if a Business Day or if not a Business Day or after 5:00 p.m. (Eastern Standard Time) on the date of transmission, on the next following Business Day; or (c) if sent by certified or registered mail (postage prepaid) on the date indicated in the return receipt.

Article 10
GENERAL

10.1	Assignment, Binding Effect and Entire Agreement

(a)	Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the Parties without the prior written consent of the other Parties. The above notwithstanding, Safety Shot may assign all or any part of its rights or obligations under this Agreement and any agreements ancillary hereto to one or more of Safety Shot’s Affiliates, and provided further that if such assignment takes place, Safety Shot will continue to be fully liable as primary obligor, on a joint and several basis with any such entity, to Yerbaé or the Yerbaé Shareholders, as applicable, for any default in performance by the assignee of any of Safety Shot’s obligations hereunder.

(b)	This Agreement will be binding on and will inure to the benefit of the Parties and their respective successors and permitted assigns.

(c)	This Agreement (including the schedules attached hereto), the Safety Shot Disclosure Letter, the Yerbaé Disclosure Letter and the Confidentiality Agreement constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

10.2	Public Communications

Each Party agrees to consult with the other Parties prior to issuing, or permitting any of its directors, officers, Employees or agents to issue, any press releases or otherwise make public statements with respect to this Agreement or the Arrangement. Without limiting the generality of the foregoing, no Party will issue any press release regarding the Arrangement, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Parties and reasonable opportunity for comment and obtaining their consent to issue (which consent will not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing will be subject to each Party’s overriding obligation to make any such disclosure required in accordance with Applicable Law. If such disclosure is required and the other Party has not reviewed or commented on or consented to the disclosure, the Party making such disclosure will use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

10.3	Mandatory Reporting Rules

The Parties shall reasonably cooperate in good faith to determine whether any transaction contemplated by this Agreement or the Plan of Arrangement, or any transaction that may be considered to be part of the same series of transactions as the transactions contemplated by this Agreement or the Plan of Arrangement, is a “reportable transaction” (as defined in Section 237.3 of the Tax Act), is a “notifiable transaction” (as defined in Section 237.4 of the Tax Act), or is otherwise required to be reported to any applicable Governmental Entity under any analogous provision of any comparable Applicable Law of any province or territory of Canada, including any transaction subject to mandatory disclosure rules under the Taxation Act (Québec). If any Party determines that any such transaction is reportable then it shall so notify all other Parties and the Parties shall reasonably cooperate in good faith (including sharing of draft reporting forms) to make any such reporting on a timely basis. Notwithstanding the foregoing and for greater certainty, each Party shall be permitted to report any transaction to an applicable Governmental Entity to the extent that such Party determines, acting reasonably, that such reporting is required by Applicable Law.

10.4	No Liability

No director or officer of Safety Shot shall have any personal liability whatsoever to Yerbaé under this Agreement, or any other document delivered in connection with the transaction contemplated hereby on behalf of Safety Shot. No director or officer of Yerbaé shall have any personal liability whatsoever to Safety Shot under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Yerbaé.

10.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein will be and will be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts thereof will not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.6	Further Assurances

Each Party hereto will, from time to time and at all times hereafter, at the request of another Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7	Time of Essence

Time will be of the essence of this Agreement.

10.8	Applicable Law and Enforcement

This Agreement will be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein, and will be construed and treated in all respects as a British Columbia contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement. Each Party hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement.

10.9	Injunctive Relief

The Parties agree that irreparable harm would occur for which money Damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties. Notwithstanding the foregoing, the payment of a Termination Fee and/or Expense Reimbursement pursuant to Section 8.2 shall be the sole remedy of a Party at law or in equity in the circumstances in which such an amount is payable and is paid.

10.10	Waiver

Any Party may, on its own behalf only: (a) extend the time for the performance of any of the obligations or acts of another Party; (b) waive compliance with another Party’s agreements or the fulfillment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in another Party’s representations or warranties contained herein or in any document delivered by such other Party; provided, however, that any such extension or waiver (with respect only to the Party delivering such extension or waiver) will be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.11	Third Party Beneficiaries

Except as provided in Section 3.5(h) and Section 3.6(j), and except for the rights of the Yerbaé Shareholders to receive the Consideration for their Yerbaé Shares pursuant to the Arrangement following the Effective Time, which rights are hereby acknowledged and agreed by Safety Shot to be for the benefit of, and enforceable by, the Third Party Beneficiaries or the Yerbaé Shareholders (as applicable), or on their behalf, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Agreement. The provisions of Section 3.5(h) are intended for the benefit of all present and former directors and officers of Yerbaé, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives, and the provisions of Section 3.6(j) are intended for the benefit of all present and former directors and officers of Safety Shot, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”), and each of Safety Shot and Yerbaé, as applicable, shall hold the rights and benefits of Section 3.5(h) and Section 3.6(j) for and on behalf of the Third Party Beneficiaries and each of Safety Shot and Yerbaé hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.12	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. The Parties will be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page left blank intentionally – signatures follow]

Each of the Parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SAFETY SHOT, INC.

Per:	(signed) “Jarrett Boon”
Name:	Jarrett Boon
Title:	Chief Executive Officer

Signature Page – Arrangement Agreement

YERBAÉ BRANDS CORP.

Per:	(signed) “Todd Gibson”
Name:	Todd Gibson
Title:	Chief Executive Officer

Signature Page – Arrangement Agreement

SCHEDULE “A”

Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) involving Yerbaé Brands Corp. (the “Company”) and Safety Shot, Inc. (“Shot”), as more particularly described and set forth in the information circular of the Company dated [♦], 2025 accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule “B” to the arrangement agreement dated January 7, 2025 between the Company and Shot (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved, ratified and adopted.

3.	The Arrangement Agreement, all of the transactions contemplated by the Arrangement Agreement, and the Arrangement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby, authorized, approved and ratified.

4.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, the Plan of Arrangement and the order of the Court, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement, to execute, under the corporate seal of the Company or otherwise, and to deliver or file such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.	Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “B”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

Section 1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(1)	“Arrangement” means the arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Arrangement made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

(2)	“Arrangement Agreement” means the arrangement agreement dated as of January 7, 2025 between the Purchaser and the Company, including the schedules and exhibits thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated;

(3)	“Arrangement Resolution” means the special resolution approving the Arrangement, substantially in the form attached as Schedule A to the Arrangement Agreement, passed by the Company Shareholders at the Meeting;

(4)	“BCBCA” means the Business Corporations Act (British Columbia), as amended;

(5)	“Business Day” means any day (other than a Saturday, a Sunday, a Canadian or U.S. statutory or civic holiday) on which commercial banks located in Vancouver, British Columbia, and Scottsdale, Arizona are open for the conduct of business;

(6)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(7)	“Company” means Yerbaé Brands Corp., a corporation existing under the BCBCA;

(8)	“Company Options” means the outstanding options, if any, to purchase Company Shares, issued pursuant to the Incentive Plan or otherwise;

(9)	“Company PSUs” means any outstanding performance share units of the Company issued pursuant to the Incentive Plan or otherwise;

(10)	“Company RSUs” means any outstanding restricted share units of the Company issued pursuant to the Incentive Plan or otherwise;

(11)	“Company Securityholders” means, collectively, the Company Shareholders, the holders of Company Options, the holders of Company RSUs and the holders of Company PSUs;

(12)	“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;

(13)	“Company Shares” means the common shares in the authorized capital of the Company;

(14)	“Consideration” means 0.2918 of a Purchaser Share per Company Share;

(15)	“Court” means the Supreme Court of British Columbia;

(16)	“Depositary” means ClearTrust, LLC;

(17)	“Dissent Rights” has the meaning ascribed to such term in Section 4.1(1);

(18)	“Dissent Share” means a Company Share held by a Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights;

(19)	“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(20)	“DRS Advice” has the meaning ascribed to such term in Section 5.1(1);

(21)	“Effective Date” means the date designated by the Company and the Purchaser by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied (to the extent capable of being satisfied prior to the Effective Time) or waived;

(22)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties may agree to in writing before the Effective Date;

(23)	“Exchange Ratio” means 0.2918 of a Purchaser Share for each Company Share;

(24)	“Final Order” means the final order of the Court approving the Arrangement under subsection 291(4) of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

(25)	“Governmental Entity” means any: (a) national, international, multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau ministry or agency, domestic or foreign, including the Securities Authorities; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing (including any stock exchange or interdealer quotation system on which a Party’s shares are listed);

(26)	“holder” means, when used with reference to any securities of the Company or the Purchaser, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company or the Purchaser, as applicable, in respect of such securities;

(27)	“Incentive Plan” means the equity incentive plan of the Company, as constituted immediately prior to the Effective Time;

(28)	“Interim Order” means the interim order of the Court pursuant to subsection 291(2) of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;

(29)	“In-The-Money Amount” means, in respect of an option at a particular time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to such option exceeds the exercise price of such option;

(30)	“Law” means any and all applicable law (statutory, common or otherwise), statute, by-law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended; “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

(31)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Company Shareholders to the Depositary as described therein;

(32)	“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, prior claim, encroachments, option, easement, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

(33)	“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

(34)	“paid-up capital” shall have the meaning ascribed to such term in the Tax Act;

(35)	“Parties” means, together, the Company and the Purchaser and “Party” means any one of them;

(36)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, limited liability company, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(37)	“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations thereto made in accordance with Article 6 hereof or with the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

(38)	“Purchaser” means Safety Shot Inc., a corporation incorporated under the laws of Delaware;

(39)	“Purchaser Shares” means the shares of common stock in the authorized share capital of the Purchaser;

(40)	“PSU Agreement” means an agreement evidencing the terms of any Company PSU;

(41)	“Registrar” means the person appointed as the Registrar of Companies pursuant to section 400 of the BCBCA;

(42)	“Replaced Option” has the meaning ascribed to such term in Section 3.1(4);

(43)	“Replacement Option” has the meaning ascribed to such term in Section 3.1(4);

(44)	“Replacement Option Exercise Price” has the meaning ascribed to such term in Section 3.1(4);

(45)	“RSU Agreement” means an agreement evidencing the terms of any Company RSU;

(46)	“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada and the U.S. Securities Authorities;

(47)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(48)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(49)	“U.S. Securities Authorities” means, collectively, the United States Securities and Exchange Commission and securities regulatory authorities in each of the states, territories and possessions of the United States and the District of Columbia.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise clearly requires.

Section 1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

Section 1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

Section 1.4	Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the local time of the Company (being the time in Vancouver, British Columbia) unless otherwise stipulated herein or therein.

Section 1.6	Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

Section 1.7	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada, and “$” refers to Canadian dollars.

Article 2
EFFECT OF THE ARRANGEMENT

Section 2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in section 288 of the BCBCA.

Section 2.2	Binding Effect

This Plan of Arrangement will become effective commencing at the Effective Time and shall be binding upon the Company, the Purchaser, the Company Securityholders, the Depositary, the transfer agents in respect of the Company Shares and the Purchaser Shares and all other Persons, in each case without any further act or formality required on the part of any Person. Each Company Securityholder shall, in respect of any step in Section 3.1 applicable to such Company Securityholder, be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exercise, convert, transfer or exchange (as the case may be) all Company Shares, Company Options, Company PSUs or Company RSUs, as applicable, held by such holder in accordance with such step.

Section 2.3	Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.

Section 2.4	Effective Time of Transactions

The transfers, exchanges, issuances and cancellations provided for in Section 3.1 shall occur, and shall be deemed to occur, at the time and in the order specified in Section 3.1, notwithstanding that certain of the procedures related thereto may not be completed until after such time.

Article 3
ARRANGEMENT

Section 3.1	The Arrangement

Commencing at the Effective Time, each of the transactions or events set out below shall, unless otherwise specifically provided in this Section 3.1, occur and be deemed to occur in the following sequence and immediately following the immediately preceding transaction or event, in each case without any further authorization, act or formality on the part of any Person:

(1)	each Dissent Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof, without any further act or formality, to the Purchaser in consideration for the right to receive the consideration in the amount and payable in accordance with Article 4, and upon such transfer:

(a)	such Dissenting Shareholder will cease to be the holder of such Dissent Share or to have any rights as a holder in respect of such Dissent Share, other than the right to be paid the fair value of such Dissent Share determined and payable in accordance with Article 4;

(b)	the former holders of such Dissent Shares shall be removed from the Company’s central securities register for the Company Shares in respect of such Dissent Shares; and

(c)	the Purchaser will be deemed to be the transferee of such Dissent Shares;

(2)	subject to Section 5.3, each Company Share (other than (i) any Dissent Share in respect of which a registered Company Shareholder validly exercised his, her or its Dissent Right and (ii) any Company Share held by the Company) outstanding immediately prior to the Effective Time (including any Company Shares issued pursuant to Section 3.1(2)) shall be, and shall be deemed to be, transferred by the holder thereof to the Purchaser in exchange for the issuance by the Purchaser to such holder of the Consideration, and upon such exchange:

(a)	the former holder of such exchanged Company Share shall cease to be the holder thereof or to have any rights as a holder thereof, other than the right to receive the Consideration issuable in respect of such Company Share pursuant to this Section 3.1(2);

(b)	the former holders of such exchanged Company Shares shall be removed from the Company’s central securities register for the Company Shares;

(c)	the former holders of such exchanged Company Shares shall be entered in the Purchaser’s central securities register for the Purchaser Shares in respect of the Purchaser Shares issued to such holders pursuant to this Section 3.1(2); and

(d)	the Purchaser will be, and will be deemed to be, the legal and beneficial owner of such transferred Company Shares and will be entered in the central securities register of the Company as the sole holder thereof;

(3)	concurrently with the exchange of Company Shares pursuant to Section 3.1(2), there shall be added to the capital of the Purchaser Shares, in respect of the Purchaser Shares issued pursuant to Section 3.1(2), an amount equal to the product obtained when (i) the paid-up capital of the Company Shares immediately prior to the Effective Time, is multiplied by (ii) a fraction, (A) the numerator of which is the number of Company Shares (excluding any Dissent Shares) outstanding immediately prior to the Effective Time, and (B) the denominator of which is the number of Company Shares (including any Dissent Shares) outstanding immediately prior to the Effective Time;

(4)	each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested (each such Company Option, a “Replaced Option”), shall be, and shall be deemed to be, exchanged for an option (each, a “Replacement Option”) entitling the holder to purchase that number of Purchaser Shares equal to the product obtained when the number of Company Shares subject to such Replaced Option immediately prior to the Effective Time is multiplied by the Exchange Ratio, which Replacement Option shall (A) be governed by the incentive plan of the Purchaser in place at the Effective Time, (B) be fully vested, (C) have an exercise price for each Purchaser Share that may be purchased under such Replacement Option (the “Replacement Option Exercise Price”) equal to the quotient obtained when the exercise price per Company Share under the Replaced Option is divided by the Exchange Ratio (provided that no fractional Purchaser Shares will be issued upon any particular exercise or settlement of Replacement Options, and the aggregate number of Purchaser Shares to be issued upon exercise by a holder of one or more Replacement Options shall be rounded down to the nearest whole number (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such reduction is effectuated), and the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such increase is effectuated)), and (C) otherwise have the same terms and conditions (including exercisability terms and expiry date) as were applicable to such Replaced Option immediately prior to the Effective Time. Notwithstanding the foregoing;

(a)	if necessary to satisfy the requirements of subsection 7(1.4) of the Tax Act in respect of the exchange of a Replaced Option for a Replacement Option pursuant to this Section 3.1(4), the Replacement Option Exercise Price shall automatically be adjusted, effective as of and from the effective time of such exchange, so that the In-The-Money Amount of the Replacement Option (as adjusted) immediately after such exchange does not exceed the In-The-Money Amount of the Replaced Option immediately before such exchange;

(b)	for any Replaced Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the U.S. Tax Code, it is intended that such adjustment described in Section 3.1(4) will comply with Treasury Regulation Section 1.424(1)(a);

(c)	for any Replaced Option that is a nonqualified option held by a U.S. taxpayer, it is intended that such adjustment described in Section 3.1(4) will be implemented in a manner intended to comply with Section 409A of the Code;

(5)	each Company PSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Incentive Plan or any applicable PSU Agreement in relation thereto, shall be, without any further action by or on behalf of the holder of such Company PSU, cancelled and terminated as of the Effective Time and such holder shall receive in consideration for the cancellation and termination of such Company PSU, subject to Section 5.8, the Consideration and: (A) the holder thereof shall cease to be the holder of such Company PSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Company PSU or under the Incentive Plan, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(5), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled; and

(6)	each Company RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Incentive Plan or any applicable RSU Agreement in relation thereto, shall be, without any further action by or on behalf of the holder of such Company RSU, cancelled and terminated as of the Effective Time and such holder shall receive in consideration for the cancellation and termination of such Company RSU, subject to Section 5.8, the Consideration and: (A) the holder thereof shall cease to be the holder of such Company RSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Company RSU or under the Incentive Plan, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(6), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled.

Article 4
DISSENT RIGHTS

Section 4.1	Rights of Dissent

(1)	Registered holders of the Company Shares may exercise rights of dissent in connection with the Arrangement under section 238 of the BCBCA, in the manner set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1 (collectively, “Dissent Rights”); provided that notwithstanding subsection 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(1)(a) of the BCBCA must be received by the Company not later than 4:00 p.m. (Vancouver time) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)	Dissenting Shareholders who are ultimately determined to be entitled to be paid by the Purchaser the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Company Shares to the Purchaser pursuant to Section 3.1(1) in consideration of such fair value paid by the Purchaser and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares.

(3)	Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid by the Purchaser the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights, as at and from the Effective Time and be entitled to receive only the consideration set forth in Section 3.1 that such holder would have received if such holder had not exercised Dissent Rights.

(4)	In no case will the Company or the Purchaser or any other person be required to recognize a Person exercising Dissent Rights as a holder of Company Shares after the Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares as and from the Effective Time.

(5)	For greater certainty, in accordance with the BCBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Company Options; (ii) holders of Company RSUs; (iii) holders of Company PSUs; and (iv) holders of Company Shares who vote, or have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

Article 5
DELIVERY OF PURCHASER SHARES

Section 5.1	Delivery of Purchaser Shares

(1)	Upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Company Shareholder together with certificate(s) or a direct registration statement advice (a “DRS Advice”) representing one or more Company Shares that such Company Shareholder held immediately before the Effective Time, together with such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder shall be entitled to receive the Purchaser Shares that they are entitled to receive pursuant to Section 3.1 in exchange therefor, and the Depositary shall deliver to such holder, following the Effective Time, certificate(s) or DRS Advice recorded on a book-entry basis representing the Purchaser Shares that such holder is entitled to receive pursuant to Section 3.1.

(2)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(1), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Purchaser Shares that the holder of such certificate or DRS Advice is entitled to receive pursuant to Section 3.1.

(3)	For greater certainty, none of the holders of Company Options, holders of Company PSUs, holders of Company RSUs, or Company Shareholders shall be entitled to receive any consideration with respect to such Company securities other than the consideration such holder is entitled to receive in accordance with Section 3.1, and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 5.2	Dividends and Distributions

No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 3.1 unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.6) in accordance with Section 5.1(1). Subject to applicable Law, at the time of such surrender of any such certificate (or in the case of subclause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Company Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to each whole Purchaser Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Purchaser Share.

Section 5.3	Fractional Shares

In no event shall any fractional Purchaser Shares be issued under this Arrangement. Where the aggregate number of Purchaser Shares to be issued to a holder of Company Shares as consideration under this Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such holder shall be rounded to the nearest whole Purchaser Share.

Section 5.4	Adjustment to Share Consideration

THE AMOUNT OF CONSIDERATION, IF ANY, THAT A COMPANY SHAREHOLDER IS ENTITLED TO RECEIVE PURSUANT TO SECTION 3.1 SHALL BE ADJUSTED TO REFLECT FULLY THE EFFECT OF ANY STOCK SPLIT, REVERSE SPLIT OR STOCK DIVIDEND (INCLUDING ANY DIVIDEND OR DISTRIBUTION OF SECURITIES CONVERTIBLE INTO SHARES), CONSOLIDATION, REORGANIZATION, RECAPITALIZATION OR OTHER LIKE CHANGE WITH RESPECT TO PURCHASER SHARES OCCURRING AFTER THE DATE OF THE ARRANGEMENT AGREEMENT AND PRIOR TO THE EFFECTIVE TIME, IN COMPLIANCE WITH SUCH AGREEMENT.

Section 5.5	Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall arrange to be delivered to the Depositary the Purchaser Shares required to be issued to Company Shareholders in accordance with the provisions of Section 3.1, which Purchaser Shares shall be held by the Depositary as agent and nominee for such Company Shareholders for delivery to such Company Shareholders in accordance with the provisions of Article 5.

Section 5.6	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Company Shares that were acquired by the Purchaser pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Company Shares, or make available for pick up at its offices, the Purchaser Shares such former holder is entitled to receive in respect of such Company Shares pursuant to Section 3.1 together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.2 and less, in each case, any amounts withheld pursuant to Section 5.8. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares shall, as a condition precedent to the delivery of Purchaser Shares, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Company, the Purchaser and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.7	Extinction of Rights

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding Company Shares that were acquired by the Purchaser pursuant to Section 3.1 which is not deposited with the Depositary in accordance with the provisions of Section 5.1(1) on or before the sixth (6th) anniversary of the Effective Date shall, on the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against the Company, the Purchaser, the Depositary or any other person. On such date, the consideration such former holder of Company Shares would otherwise have been entitled to receive pursuant to Section 3.1, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.2, shall be deemed to have been surrendered for no consideration to the Purchaser. Neither the Company nor the Purchaser will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 5.8	Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct or withhold from any consideration payable or otherwise deliverable to any Person, including Company Shareholders exercising Dissent Rights, pursuant to the Arrangement and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders, such Taxes or other amounts as the Purchaser, the Company or the Depositary are required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority. Each of the Purchaser, the Company and the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.

Section 5.9	U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties each agree that the Plan of Arrangement will be carried out with the intention that all Purchaser Shares to be issued by the Purchaser to Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

Article 6
AMENDMENTS

Section 6.1	Amendments to Plan of Arrangement

(1)	The Company and the Purchaser reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing, (ii) approved by the Company and the Purchaser, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(1) may be proposed by the Company at any time prior to the Meeting (provided the Purchaser shall have consented thereto, such consent not to be unreasonably withheld, conditioned or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement: (i) is consented to by each of the Company and the Purchaser, and (ii) if required by the Court or applicable law, is consented to by Company Shareholders voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date but shall only be effective if it is consented to by each of the Parties provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Company and the Purchaser or any former Company Securityholder.

Article 7
TERMINATION

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of the Arrangement Agreement pursuant to Article 8 of the Arrangement Agreement prior to this Plan of Arrangement becoming effective, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

Article 8
FURTHER ASSURANCES

Section 8.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Section 8.2	Paramountcy

From and after the Effective Time:

(1)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of the Company issued prior to the Effective Time;

(2)	the rights and obligations of the holders of the securities of the Company and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(3)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.